Table of Contents

United States Securities And Exchange Commission
Washington, D.C. 20549

FORM 1-SA
[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A or [_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

TABLE OF CONTENTS

MY RACEHORSE CA LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this Semi-Annual Report only, references in this Semi-Annual Report to “we,” “us,” “our”, “MRH”, “our company”, or the “Company” refer to My Racehorse CA LLC, a Nevada series limited liability company.

Special Note Regarding Forward Looking Statements

Certain information contained in this Semi-Annual Report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each Series of the Company and the MyRacehorse™ Platform (defined below), future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words like “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, but the absence of these words does not mean that a statement is not forward-looking. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A (the “Offering Statement”; file no. 024-10896) filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2018, and qualified by the Commission on February 22, 2019, as amended and supplemented by post-qualification amendments to date, and matters described in this Semi-Annual Report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Semi-Annual Report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements, and should not make an investment decision based solely on these forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Although the forward-looking statements in this Semi-Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. The projections, estimates and expectations are presented in this Semi-Annual Report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the Company cannot guarantee future results, and the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this Semi-Annual Report, in the Offering Statement (and as amended and supplemented by post-qualification amendments to date) and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in the State of Nevada as a series limited liability company on December 27, 2016. Since our inception, we have been engaged primarily in acquiring a collection of racehorses (each, an “Underlying Asset”), with loans from the Manager, and developing the financial, offering and other materials to begin fundraising. The Company, through individual series of ownership in a particular racehorse or group of racehorses (all of the series of the Company offered in such racehorse(s) may collectively be referred to herein as the “Series”, and each, individually, as a “Series”; The interests of all Series in such racehorse(s) may collectively be referred to herein as the “Interests”, and each, individually, as an “Interest”), intends to purchase interests in thoroughbred horses, quarter horses, and Standardbred horses. By doing so, the Company’s goal is to democratize the ownership of such racehorses, and allow fans to experience the thrill, perks and benefits of racehorse ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the racehorse, the jockey and trainers as well as exclusive on-track experiences, and a portion of financial gains that the ownership in such racehorse creates such as if its breeding rights are sold, if it wins a “purse” at a racing event, if marketing or sponsorship ads are sold, or if it is claimed or sold at auction.

We are managed by Experiential Squared, Inc. (“Experiential” or the “Manager”), a Delaware corporation incorporated in 2016. Experiential owns and operates a mobile app-based crowd-funding platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of series interests, the “MyRacehorse™ Platform”), which is licensed to the Company pursuant to the terms of that certain Management Services Agreement (the “Management Agreement”), through which investors may indirectly invest, through series of the Company’s interests, in fractional racehorse ownership interests that have been historically difficult to access for many market participants. Through the use of the MyRacehorse™ Platform, investors can browse and screen racehorses, make potential investments in such racehorses, and sign legal documents electronically. It is the intent of the Company and its Manager to maintain control and input into the initial due diligence and subsequent training, maintenance and upkeep of the racehorses.

We have completed many offerings of Interests as set forth in the table below under “Operating Results” and continue to launch subsequent offerings for other series on an ongoing basis. The information contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is in relation to the Company as a whole, which is made up of a number of separate series and Underlying Assets. The purchase of membership interests in a Series of the Company is an investment only in such Series and not an investment in the Company as a whole or any other Series.

As of June 30, 2021, the Manager has loaned the Company a total of $4,341,343 (excluding accrued interest) in connection with the acquisition of these Underlying Assets. See Note 4 – Advances from Manager, and Note 6 - Related Party Transactions of the Notes to the Financial Statements for more information regarding the loans/advances from the Manager.

There is limited historical financial information about us upon which to base an evaluation of our performance. We are an emerging growth business with limited operating history, and we are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business, and our planned principal operations have only recently commenced. We cannot guarantee that we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns, such as increases in marketing costs, increases in administration expenditures associated with daily operations, increases in accounting and audit fees, and increases in legal fees related to filings and regulatory compliance.

3

Operating Results

As of June 30, 2021, the following Series and related race horses have been created and either have or are currently being offered pursuant to either (i) Rule 506(c) of Regulation D, (ii) a California intrastate permit or (iii) the Offering Statement:

Name of Series	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/ Interest (2)	Due Diligence Fee/ Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Action Bundle	10000	10000	0	$4.50	$21.85	$4.65	$0.00	$0.00	$46,500.00	$31.00	$310,000.00	$310,000.00	$0.00
Amandrea	550	550	0	$210.00	$40.00	$45.00	$0.00	$0.00	$24,750.00	$295.00	$162,250.00	$162,250.00	$0.00
Ambleside Park 19	410	410	0	$115.00	$59.25	$30.75	$0.00	$0.00	$12,607.50	$205.00	$84,050.00	$84,050.00	$0.00
Amers	75	75	0	$82.00	$37.00	$21.00	$0.00	$0.00	$1,575.00	$140.00	$10,500.00	$10,500.00	$0.00
Apple Down Under 19	600	600	0	$100.00	$47.05	$25.95	$0.00	$0.00	$15,570.00	$173.00	$103,800.00	$103,800.00	$0.00
Ari the Adventruer 19	5100	5100	0	$57.50	$14.75	$12.75	$0.00	$0.00	$65,025.00	$85.00	$433,500.00	$433,500.00	$0.00
Athenian Beauty 19	1800	1800	0	$25.00	$14.95	$7.05	$0.00	$0.00	$12,690.00	$47.00	$84,600.00	$84,600.00	$0.00
Authentic	12500	12500	0	$151.54	$23.56	$30.90	$0.00	$0.00	$386,250.00	$206.00	$2,575,000.00	$2,575,000.00	$0.00
Awe Hush 19	1800	1800	0	$110.00	$29.40	$24.60	$0.00	$0.00	$44,280.00	$164.00	$295,200.00	$295,200.00	$0.00
Bella Chica	100	100	0	$250.00	$73.00	$57.00	$0.00	$0.00	$5,700.00	$380.00	$38,000.00	$38,000.00	$0.00
Big Mel	6000	6000	0	$89.00	$14.00	$18.00	$0.00	$0.00	$108,000.00	$121.00	$726,000.00	$726,000.00	$0.00
Black Escort 19	20	13	7	$2,750.00	$1,660.00	$590.00	$11,620.00	$19,250.00	$7,670.00	$5,000.00	$65,000.00	$100,000.00	$35,000.00
Bullion	25	25	0	$240.00	$0.00	$230.00	$0.00	$0.00	$5,750.00	$470.00	$11,750.00	$11,750.00	$0.00
Cairo Kiss	80	80	0	$347.50	$124.25	$83.25	$0.00	$0.00	$6,660.00	$555.00	$44,400.00	$44,400.00	$0.00
Carrothers	5100	1479	3621	$60.20	$25.65	$15.15	$92,878.65	$217,984.20	$22,406.85	$101.00	$149,379.00	$515,100.00	$365,721.00
Cayala 19	4100	4100	0	$60.00	$17.35	$13.65	$0.00	$0.00	$55,965.00	$91.00	$373,100.00	$373,100.00	$0.00
Classofsixtythree 19	1000	1000	0	$125.00	$39.05	$28.95	$0.00	$0.00	$28,950.00	$193.00	$193,000.00	$193,000.00	$0.00
Co Cola 19	5100	2602	2498	$62.50	$27.60	$15.90	$68,944.80	$156,125.00	$41,371.80	$106.00	$275,812.00	$540,600.00	$264,788.00
Collusion Illusion	25000	25000	0	$22.00	$3.50	$4.50	$0.00	$0.00	$112,500.00	$30.00	$750,000.00	$750,000.00	$0.00
Consecrate 19	410	410	0	$80.00	$53.45	$23.55	$0.00	$0.00	$9,655.50	$157.00	$64,370.00	$64,370.00	$0.00
Courtisane 19	10000	6970	3030	$23.00	$18.65	$7.35	$56,509.50	$69,690.00	$51,229.50	$49.00	$341,530.00	$490,000.00	$148,470.00
Daddy’s Joy	600	600	0	$80.00	$73.00	$27.00	$0.00	$0.00	$16,200.00	$180.00	$108,000.00	$108,000.00	$0.00
Dancing Crane	20	20	0	$4,250.00	$926.00	$924.00	$0.00	$0.00	$18,480.00	$6,100.00	$122,000.00	$122,000.00	$0.00
De Mystique 17	250	250	0	$71.50	$47.50	$21.00	$0.00	$0.00	$5,250.00	$140.00	$35,000.00	$35,000.00	$0.00
Deep Cover	800	800	0	$100.00	$87.00	$33.00	$0.00	$0.00	$26,400.00	$220.00	$176,000.00	$176,000.00	$0.00
Desire Street19	1020	0	1020	$80.00	$90.85	$30.15	$92,667.00	$81,600.00	$0.00	$201.00	$0.00	$205,020.00	$205,020.00
Echo Warrior 19	6000	3601	2399	$27.00	$22.30	$8.70	$53,497.70	$64,773.00	$31,328.70	$58.00	$208,858.00	$348,000.00	$139,142.00
Escape Route	10	10	0	$4,240.00	$733.00	$1,039.20	$0.00	$0.00	$10,392.00	$6,012.20	$62,952.00	$60,122.00	$0.00
Exonerated 19	820	820	0	$105.00	$38.65	$25.35	$0.00	$0.00	$20,787.00	$169.00	$138,580.00	$138,580.00	$0.00
The Filly Four	8000	8000	0	$105.00	$48.00	$27.00	$0.00	$0.00	$216,000.00	$180.00	$1,440,000.00	$1,440,000.00	$0.00
Frosted Oats	4100	4100	0	$25.00	$10.70	$6.30	$0.00	$0.00	$25,830.00	$42.00	$172,200.00	$172,200.00	$0.00
Future Stars Stable	10000	10000	0	$33.55	$8.95	$7.50	$0.00	$0.00	$75,000.00	$50.00	$500,000.00	$500,000.00	$0.00
Going to Vegas	5100	5052	48	$50.00	$23.10	$12.90	$1,108.80	$2,400.00	$65,170.80	$86.00	$434,472.00	$438,600.00	$4,128.00
Got Stormy	5100	5100	0	$24.51	$13.74	$6.75	$0.00	$0.00	$34,425.00	$45.00	$229,500.00	$229,500.00	$0.00
Grand Traverse Bay 19	750	565	185	$200.00	$179.95	$67.05	$33,290.75	$37,000.00	$37,883.25	$447.00	$252,555.00	$335,250.00	$82,695.00
Into Summer 19	650	0	650	$140.00	$188.10	$57.90	$122,265.00	$91,000.00	$0.00	$386.00	$0.00	$250,900.00	$250,900.00
Just Louise 19	1020	1020	0	$150.00	$44.65	$34.35	$0.00	$0.00	$35,037.00	$229.00	$233,580.00	$233,580.00	$0.00
Keertana 18	5100	5100	0	$72.00	$13.00	$15.00	$0.00	$0.00	$76,500.00	$100.00	$510,000.00	$510,000.00	$0.00
Kiana’s Love	200	200	0	$55.00	$47.00	$18.00	$0.00	$0.00	$3,600.00	$120.00	$24,000.00	$24,000.00	$0.00
Kichiro	200	200	0	$77.50	$33.00	$19.50	$0.00	$0.00	$3,900.00	$130.00	$26,000.00	$26,000.00	$0.00
Lane Way	6000	6000	0	$61.00	$15.50	$13.50	$0.00	$0.00	$81,000.00	$90.00	$540,000.00	$540,000.00	$0.00
Latte Da 19	4100	4100	0	$19.50	$10.25	$5.25	$0.00	$0.00	$21,525.00	$35.00	$143,500.00	$143,500.00	$0.00
Lazy Daisy	1250	1250	0	$90.00	$7.00	$18.00	$0.00	$0.00	$22,500.00	$115.00	$143,750.00	$143,750.00	$0.00
Lost Empire 19	10200	10200	0	$22.50	$7.25	$5.25	$0.00	$0.00	$53,550.00	$35.00	$357,000.00	$357,000.00	$0.00
Madarnas	50	50	0	$204.00	$93.00	$53.00	$0.00	$0.00	$2,650.00	$350.00	$17,500.00	$17,500.00	$0.00
Margarita Sangrita 17	600	600	0	$200.00	$72.00	$48.00	$0.00	$0.00	$28,800.00	$320.00	$192,000.00	$192,000.00	$0.00
Major Implications	20	20	0	$128.00	$67.00	$35.00	$0.00	$0.00	$700.00	$230.00	$4,600.00	$4,600.00	$0.00
Man Among Men	820	820	0	$180.00	$52.05	$40.95	$0.00	$0.00	$33,579.00	$273.00	$223,860.00	$223,860.00	$0.00
Margaret Reay 19	820	820	0	$200.00	$55.85	$45.15	$0.00	$0.00	$37,023.00	$301.00	$246,820.00	$246,820.00	$0.00
Margarita Friday 19	2000	0	2000	$55.00	$86.10	$24.90	$172,200.00	$110,000.00	$0.00	$166.00	$0.00	$332,000.00	$332,000.00
Mayan Milagra 19	20	19	1	$5,500.00	$1,846.00	$1,154.00	$1,846.00	$5,500.00	$21,926.00	$8,500.00	$161,500.00	$170,000.00	$8,500.00
Midnight Sweetie 19	820	820	0	$90.00	$35.80	$22.20	$0.00	$0.00	$18,204.00	$148.00	$121,360.00	$121,360.00	$0.00
Miss Puzzle 17	125	125	0	$109.84	$102.66	$37.50	$0.00	$0.00	$4,687.50	$250.00	$31,250.00	$31,250.00	$0.00
Miss Sakamoto	6000	1763	4237	$25.00	$20.90	$8.10	$88,553.30	$105,925.00	$14,280.30	$54.00	$95,202.00	$324,000.00	$228,798.00
Mo Mischief	5100	5100	0	$50.00	$14.00	$11.00	$0.00	$0.00	$56,100.00	$75.00	$382,500.00	$382,500.00	$0.00
Monomoy Girl	10200	10200	0	$29.41	$9.69	$6.90	$0.00	$0.00	$70,380.00	$46.00	$469,200.00	$469,200.00	$0.00
Moonless Sky	200	200	0	$60.00	$33.50	$16.50	$0.00	$0.00	$3,300.00	$110.00	$22,000.00	$22,000.00	$0.00

4

Name of Series	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/ Interest (2)	Due Diligence Fee/ Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Motion Emotion	1020	1020	0	$24.51	$46.89	$12.60	$0.00	$0.00	$12,852.00	$84.00	$85,680.00	$85,680.00	$0.00
Mrs Whistler	2000	1182	818	$40.00	$76.45	$20.55	$62,536.10	$32,720.00	$24,290.10	$137.00	$161,934.00	$274,000.00	$112,066.00
Naismith	2000	2000	0	$75.00	$54.20	$22.80	$0.00	$0.00	$45,600.00	$152.00	$304,000.00	$304,000.00	$0.00
Night of Idiots	80	80	0	$112.00	$100.00	$38.00	$0.00	$0.00	$3,040.00	$250.00	$20,000.00	$20,000.00	$0.00
Nileist	45	45	0	$260.00	$190.00	$80.00	$0.00	$0.00	$3,600.00	$530.00	$23,850.00	$23,850.00	$0.00
Noble of Goddess	300	300	0	$62.00	$31.00	$17.00	$0.00	$0.00	$5,100.00	$110.00	$33,000.00	$33,000.00	$0.00
NY Exacta	2000	2000	0	$107.50	$86.30	$34.20	$0.00	$0.00	$68,400.00	$228.00	$456,000.00	$456,000.00	$0.00
New York Claiming Package	510	510	0	$72.00	$54.00	$14.00	$0.00	$0.00	$7,140.00	$140.00	$71,400.00	$71,400.00	$0.00
Our Miss Jones 19	1200	0	1200	$50.00	$82.60	$23.40	$99,120.00	$60,000.00	$0.00	$156.00	$0.00	$187,200.00	$187,200.00
Palace Foal	510	0	510	$31.00	$71.00	$18.00	$36,210.00	$15,810.00	$0.00	$120.00	$0.00	$61,200.00	$61,200.00
Popular Demand	1020	1020	0	$145.00	$63.00	$36.00	$0.00	$0.00	$36,720.00	$244.00	$248,880.00	$248,880.00	$0.00
Power Up Paynter	600	600	0	$100.00	$61.00	$29.00	$0.00	$0.00	$17,400.00	$190.00	$114,000.00	$114,000.00	$0.00
Queen Amira 19	2000	0	2000	$60.00	$80.25	$24.75	$160,500.00	$120,000.00	$0.00	$165.00	$0.00	$330,000.00	$330,000.00
Race Hunter19	10000	3906	6094	$25.00	$19.20	$7.80	$117,004.80	$152,350.00	$30,466.80	$52.00	$203,112.00	$520,000.00	$316,888.00
Salute to America	1000	0	1000	$80.00	$152.05	$40.95	$152,050.00	$80,000.00	$0.00	$273.00	$0.00	$273,000.00	$273,000.00
Sauce on Side	125	125	0	$130.00	$74.00	$36.00	$0.00	$0.00	$4,500.00	$240.00	$30,000.00	$30,000.00	$0.00
Shake It Up Baby	250	250	0	$44.00	$66.50	$19.50	$0.00	$0.00	$4,875.00	$130.00	$32,500.00	$32,500.00	$0.00
Sigesmund	200	200	0	$50.00	$35.00	$15.00	$0.00	$0.00	$3,000.00	$100.00	$20,000.00	$20,000.00	$0.00
Silverpocketsfull 19	5100	2982	2118	$55.00	$20.65	$13.35	$43,736.70	$116,490.00	$39,809.70	$89.00	$265,398.00	$453,900.00	$188,502.00
Social Dilemma	510	510	0	$49.02	$92.93	$25.05	$0.00	$0.00	$12,775.50	$167.00	$85,170.00	$85,170.00	$0.00
Soul Beam	65	65	0	$355.00	$163.50	$91.50	$0.00	$0.00	$5,947.50	$610.00	$39,650.00	$39,650.00	$0.00
Speightstown Belle 19	900	900	0	$85.00	$33.15	$20.85	$0.00	$0.00	$18,765.00	$139.00	$125,100.00	$125,100.00	$0.00
Squared Straight	150	150	0	$150.00	$79.50	$40.50	$0.00	$0.00	$6,075.00	$270.00	$40,500.00	$40,500.00	$0.00
Storm Shooter	2000	2000	0	$90.00	$48.00	$24.00	$0.00	$0.00	$48,000.00	$162.00	$324,000.00	$324,000.00	$0.00
Street Band	50	50	0	$918.00	$127.00	$185.00	$0.00	$0.00	$9,250.00	$1,230.00	$61,500.00	$61,500.00	$0.00
Sunny 18	6000	6000	0	$40.30	$14.69	$10.01	$0.00	$0.00	$60,060.00	$65.00	$390,000.00	$390,000.00	$0.00
Sweet Sweet Annie	20	13	7	$4,750.00	$1,739.00	$1,011.00	$12,173.00	$33,250.00	$13,143.00	$7,500.00	$97,500.00	$150,000.00	$52,500.00
Swiss Minister	50	50	0	$150.00	$88.00	$42.00	$0.00	$0.00	$2,100.00	$280.00	$14,000.00	$14,000.00	$0.00
Takeo Squared	100	100	0	$153.00	$76.00	$41.00	$0.00	$0.00	$4,100.00	$270.00	$27,000.00	$27,000.00	$0.00
Tapitry 19	820	820	0	$180.00	$52.05	$40.95	$0.00	$0.00	$33,579.00	$273.00	$223,860.00	$223,860.00	$0.00
Tavasco Road	80	80	0	$128.00	$67.00	$35.00	$0.00	$0.00	$2,800.00	$230.00	$18,400.00	$18,400.00	$0.00
Tell All 19	12	12	0	$7,000.00	$1,987.00	$1,513.00	$0.00	$0.00	$18,156.00	$10,500.00	$126,000.00	$126,000.00	$0.00
Tell the Duchess	2000	0	2000	$42.50	$78.20	$21.30	$156,400.00	$85,000.00	$0.00	$142.00	$0.00	$284,000.00	$284,000.00
Thirteen Stripes	1000	1000	0	$100.00	$94.65	$34.35	$0.00	$0.00	$34,350.00	$229.00	$229,000.00	$229,000.00	$0.00
Tizamagician	600	600	0	$185.00	$87.00	$48.00	$0.00	$0.00	$28,800.00	$320.00	$192,000.00	$192,000.00	$0.00
Two Trail Sioux 17	450	450	0	$165.00	$90.00	$45.00	$0.00	$0.00	$20,250.00	$300.00	$135,000.00	$135,000.00	$0.00
Two Trial Sioux 17K	1	1	0	$24,750.00	$4,970.00	$0.00	$0.00	$0.00	$0.00	$29,720.00	$29,720.00	$29,720.00	$0.00
Utalknboutpradtice	100	100	0	$165.00	$90.00	$45.00	$0.00	$0.00	$4,500.00	$300.00	$30,000.00	$30,000.00	$0.00
Vertical Threat	600	600	0	$100.00	$78.50	$31.50	$0.00	$0.00	$18,900.00	$210.00	$126,000.00	$126,000.00	$0.00
Vow	2000	0	2000	$70.00	$82.15	$26.85	$164,300.00	$140,000.00	$0.00	$179.00	$0.00	$358,000.00	$358,000.00
War Safe	2000	0	2000	$45.00	$79.10	$21.90	$158,200.00	$90,000.00	$0.00	$146.00	$0.00	$292,000.00	$292,000.00
Wayne O	6000	6000	0	$75.00	$6.00	$14.00	$0.00	$0.00	$84,000.00	$95.00	$570,000.00	$570,000.00	$0.00
Who'sbeeninmybed 19	5100	2549	2551	$45.00	$17.90	$11.10	$45,662.90	$114,795.00	$28,293.90	$74.00	$188,626.00	$377,400.00	$188,774.00
Without Delay	20	0	20	$4,500.00	$1,550.00	$950.00	$31,000.00	$90,000.00	$0.00	$7,000.00	$0.00	$140,000.00	$140,000.00
Wonder Upon a Star 19	10000	9988	12	$14.00	$17.45	$5.55	$209.40	$168.00	$55,433.40	$37.00	$369,556.00	$370,000.00	$444.00
Yes This Time	10	10	0	$10,000.00	$793.00	$2,159.00	$0.00	$0.00	$21,590.00	$12,952.00	$129,520.00	$129,520.00	$0.00
You Make Luvin Fun 19	6000	1843	4157	$40.00	$23.75	$11.25	$98,728.75	$166,280.00	$20,733.75	$75.00	$138,225.00	$450,000.00	$311,775.00
Zestful	100	100	0	$194.00	$78.00	$48.00	$0.00	$0.00	$4,800.00	$320.00	$32,000.00	$32,000.00	$0.00
Totals	264533	218350	46183				$2,133,213.15	$2,258,110.20	$3,100,690.35		$20,729,061.00	$25,887,742.00	$5,161,511.00

5

(1)	Denotes total membership interests offered, sold to date and remaining to be sold in each series.

(2)	Denotes the “Cash Portion of the Asset Cost”, “Cash Reserves for Operating Expenses”, and “Due Diligence Fee” per membership interest sold.

(3)	Denotes the amount of cash held in reserve attributable to such series after deduction of “Due Diligence Fee.”

(4)	Denotes the amount owed the Manager for any loans extended on behalf of a series.

(5)	Denotes the amount of “Due Diligence Fee” or other “Management Fee” paid to Manager.

(6)	Price per membership interest of each series.

(7)	Denotes total dollar amount offered, sold to date and remaining to be sold in each series.

6

Revenues

Revenues are generated at the Series level. During the six-month periods ended June 30, 2021, and June 30, 2020, the Company generated $982,124 and $178,785 in revenues, respectively. The increase in revenue is attributed to certain Series’ Underlying Asset winning horse race purse winnings. Some of the Company’s horses (as more particularly described in the Offering Statement under the “Use of Proceeds” section for each Underlying Asset) have begun racing, and thus, may begin to generate revenue.

During the six-month periods ended June 30, 2021, and June 30, 2020, the Company incurred costs of revenue – horse expenses of $1,989,393 and $486,071, respectively. The increase in costs of revenue of $1,503,323  – horse expenses is attributed to the Company’s sizable increase of investment in new, additional Underlying Assets that are related to veterinary costs, transportation, jockey fees, etc. as directly related to the revenue-driving activities of such series of horses.

The revenues generated, and costs of revenue incurred, on a series-by-series basis as of June 30, 2021, and June 30, 2020 are as follows:

	Revenues		Cost of Revenues
Series Name	30-Jun-21	June 30,2020	30-Jun-21	30-Jun-20
Series Action Bundle	$108,820	$–	$(155,367)	$–
Series Amandrea	$4,695	$14,298	$(13,688)	$(20,706)
Series Ambleside Park 19	$–		$(8,539)	$–
Series Amers	$–	$–	$–	$–
Series Apple Down Under 19	$–	$–	$(13,596)	$–
Series Ari the Adventurer 19	$–	$–	$(18,662)	$–
Series Athenian Beauty 19	$–	$–	$(14,576)	$–
Series Authentic	$–	$–	$(187,514)	$(5,062)
Series Awe Hush 19	$–	$–	$(22,000)	$–
Series Bella Chica	$784	$5,820	$(6,049)	$(6,693)
Series Big Mel	$–	$6,600	$(14,491)	$(19,967)
Series Black Escort 19	$–	$–	$(9,838)	$–
Series Bullion	$–	$–	$–	$–
Series Cairo Kiss	$–	$–	$–	$(2,713)
Series Carrothers	$–	$–	$(31,289)	$–
Series Cayala 19	$–	$–	$(12,838)	$–
Series Classofsixtythree 19	$–	$–	$(13,798)	$–
Series Co Cola 19	$–	$–	$(11,839)	$–
Series Collusion Illusion	$–	$–	$(19,247)	$–
Series Consecrate 19	$–	$–	$(11,823)	$–
Series Courtisane 19	$–	$–	$(14,704)	$–
Series Daddy's Joy	$6,990	$–	$(16,514)	$(8,667)
Series Dancing Crane	$15,636	$–	$(24,544)	$–
Series De Mystique 17	$–	$10,280	$–	$(4,723)
Series Deep Cover	$–	$–	$(26,234)	$(12,464)
Series Desire Street 19	$–	$–	$(5,760)	$–
Series Echo Warrior 19	$–	$–	$(12,693)	$–
Series Escape Route	$–	$–	$(23,018)	$–
Series Exonerated 19	$–	$–	$(14,763)	$–
Series Frosted Oats	$–	$–	$(12,533)	$–
Series Future Stars Stable	$–	$–	$(20,232)	$–
Series Going to Vegas	$37,660	$–	$(48,205)	$–
Series Got Stormy	$52,033	$–	$(105,319)	$–
Series Grand Traverse Bay 19	$–	$–	$(8,320)	$–
Series Into Summer 19	$–	$–	$(6,873)	$–
Series Just Louise 19	$–	$–	$(16,438)	$–
Series Keertana 18	$230	$–	$(20,944)	$(15,233)
Series Kiana's Love	$–	$4,175	$–	$(5,911)
Series Kichiro	$1,034	$209	$(2,170)	$(2,888)
Series Lane Way	$2,268	$17,916	$(18,139)	$(41,913)
Series Latte Da 19	$–	$–	$(10,401)	$–
Series Lazy Daisy	$–	$–	$–	$(8,129)
Series Lost Empire 19	$–	$–	$(17,384)	$–
Series Madarnas	$–	$–	$–	$–
Series Major Implications	$–	$–	$–	$–

7

Series Man Among Men	$–	$–	$(16,080)	$–
Series Margaret Reay 19	$–	$–	$(14,471)	$–
Series Margarita Friday 19	$–	$–	$(6,484)	$–
Series Margarita Sangrita 17	$5,880	$7,193	$(19,058)	$(19,572)
Series Mayan Milagra 19	$–	$–	$(6,333)	$–
Series Midnight Sweetie 19	$–	$–	$(11,638)	$–
Series Miss Puzzle	$–	$–	$(3,498)	$(6,337)
Series Miss Sakamoto	$–	$–	$(7,007)	$–
Series Mo Mischief	$–	$–	$(14,505)	$(24,594)
Series Monomoy Girl	$178,500	$–	$(240,358)	$–
Series Moonless Sky	$–	$2,228	$–	$(689)
Series Motion Emotion	$10,032	$–	$(16,821)	$–
Series Mrs Whistler	$–	$–	$(9,727)	$–
Series Naismith	$10,980	$–	$(34,752)	$–
Series New York Claiming Package	$–	$15,106	$–	$(5,132)
Series Night of Idiots	$–	$3,960	$–	$(6,141)
Series Nileist	$–	$–	$–	$–
Series Noble Goddess	$–	$–	$–	$(2,015)
Series NY Exacta	$27,050	$–	$(52,070)	$–
Series Our Miss Jones 19	$–	$–	$(7,753)	$–
Series Palace Foal	$–	$–	$–	$–
Series Popular Demand	$–	$–	$(12,501)	$(11,960)
Series Power Up Paynter	$510	$33,474	$(13,790)	$(23,041)
Series Queen Amira 19	$–	$–	$(7,628)	$–
Series Race Hunter 19	$–	$–	$(11,675)	$–
Series Salute to America	$–	$–	$(6,820)	$–
Series Sauce on the Side	$–	$–	$–	$–
Series Shake It Up Baby	$–	$325	$–	$(3,988)
Series Sigesmund	$20	$458	$867	$(4,539)
Series Silverpocketsfull `9	$–	$–	$(9,400)	$–
Series Social Dilemma	$27,525	$–	$(32,358)	$–
Series Soul Beam	$–	$–	$–	$–
Series Speightstown Belle 19	$–	$–	$(11,028)	$–
Series Squared Straight	$2,048	$2,516	$(4,036)	$(10,546)
Series Storm Shooter	$28,640	$–	$(31,978)	$(15,910)
Series Street Band	$–	$4,008	$–	$(2,783)
Series Sunny 18	$–	$–	$(17,082)	$(19,467)
Series Sweet Sweet Annie19	$–	$–	$(11,678)	$–
Series Swiss Minister	$–	$–	$–	$–
Series Takeo Squared	$–	$–	$–	$–
Series Tapitry 19	$–	$–	$(14,668)	$–
Series Tavasco Road	$–	$–	$–	$–
Series Tell All 19	$–	$–	$(10,566)	$–
Series Tell the Duchess 19	$–	$–	$(9,032)	$–
Series The Filly Four	$190,400	$–	$(107,631)	$(93,729)
Series Thirteen Stripes	$20,225	$–	$(28,161)	$(3,084)
Series Tizamagician	$136,200	$25,420	$(68,621)	$(26,052)
Series Two Trail Sioux 17	$–	$–	$(4,654)	$(12,308)
Series Two Trail Sioux 17K	$–	$–	$(1,541)	$(7,893)
Series Utalknboutpractice	$–	$10,100		$(6,363)
Series Vertical Threat	$–	$14,700	$(16,292)	$(16,927)
Series Vow	$–	$–	$(8,320)	$–
Series War Safe	$–	$–	$(2,780)	$–
Series Wayne O	$2,140	$–	$(5,934)	$(7,932)
Series Who'sbeeninmybed 19	$–	$–	$(8,417)	$–
Series Without Delay	$–	$–	$(2,246)	$–
Series Wonder Upon A Star 19	$–	$–	$(14,621)	$–
Series Yes This Time	$111,825	$–	$(57,029)	$–
Series You Make Luvin Fun 19	$–	$–	$(8,875)	$–
	$982,124	$178,785	$(1,989,393)	$(486,071)

8

Operating Expenses

From its formation in December 2016 until the Company commenced its planned principal operations in 2018, the Company’s efforts were focused on the development of its business model, the offering structure and marketing for fundraising. Since commencing principal operations, the Company has been focused on the business of owning, training and racing horses. During the six-month periods ended June 30, 2021, and June 30, 2020, the Company incurred $3,687,696 and $1,531,620 in operating expenses, respectively, an increase of $2,156,076, related to general and administrative fees, management fees, depreciation, and loss on horse retirement. The increase was primarily driven by an increase in the amount of series offerings and increased costs from the Company’s acquisition of new Underlying Assets.

Operating Expenses for the Company including all of the Series for the six-month periods ended June 30, 2020, and June 30, 2019, are as follows:

	30-Jun-21	30-Jun-20	Difference
General and Administrative (1)	$198,851	$48,043	$150,808
Management Fees	$898,703	$663,536	$235,167
Depreciation	$2,365,341	$781,537	$1,583,804
Loss on Horse Retirement	$224,800	$38,503	$186,297
Total:	$3,687,696	$1,531,620	$2,156,076

(1)	2021 General and Administrative expenses included interest expense incurred in 2021.

Operating Expenses - Overview

During the six-month periods ended June 30, 2021 and June 30, 2020, at the close of the respective offerings for the Series listed in the table below, each individual Series became responsible for operating expenses. All operating expenses are incurred on the books by the Series. The operating expenses for each Series are as follows:

Series-Series Name	30-Jun-21	30-Jun-20
Series Action Bundle	$59,782	$–
Series Amandrea	$20,544	$24,415
Series Ambleside Park 19	$11,058	$–
Series Amers	$–	$–
Series Apple Down Under 19	$10,200	$–
Series Ari the Adventurer 19	$93,965	$–
Series Athenian Beauty 19	$10,700	$–
Series Authentic	$749,914	$150,723
Series Awe Hush 19	$36,200	$–
Series Bella Chica	$6,467	$4,355
Series Big Mel	$91,168	$130,443
Series Black Escort 19	$11,133	$–
Series Bullion	$–	$879
Series Cairo Kiss	$–	$4,633
Series Carrothers	$57,432	$–
Series Cayala 19	$45,468	$–
Series Classofsixtythree 19	$24,033	$–
Series Co Cola 19	$63,536	$–
Series Collusion Illusion	$96,867	$–
Series Consecrate 19	$8,713	$–
Series Courtisane 19	$67,724	$–
Series Daddy’s Joy	$10,998	$9,499
Series Dancing Crane	$29,021	$–
Series Deep Cover	$16,000	$36,570
Series DeMystique 17	$–	$16,585
Series Desire Street 19	$4,529	$–
Series Echo Warrior 19	$49,406	$–
Series Escape Route	$7,867	$–
Series Exonerated 19	$12,425	$–
Series Frosted Oats	$29,000	$–

9

Series Future Stars Stable	$55,607	$–
Series Going toVegas	$108,908	$–
Series Got Stormy	$43,228	$–
Series Grand Traverse 19	$48,467	$–
Series Into Summer 19	$6,930	$–
Series Just Louise 19	$28,975	$–
Series Keertana 18	$61,598	$97,450
Series Kiana’s Love	$–	$3,267
Series Kichiro	$6,458	$4,083
Series Lane Way	$69,425	$140,290
Series Latte Da 19	$22,555	$–
Series Lazy Daisy	$(8,711)	$18,753
Series Lost Empire 19	$43,049	$–
Series Madarnas	$–	$–
Series Major Implications	$–	$–
Series Man Among Men	$27,800	$–
Series Margaret Reay 19	$30,533	$–
Series Margarita Friday 19	$4,534	$–
Series Margarita Sangrita 17	$24,438	$23,511
Series Mayan Milagra 19	$28,852	$–
Series Midnight Sweetie 19	$15,500	$–
Series Miss Puzzle	$4,528	$3,728
Series Miss Sakamoto	$25,803	$–
Series Mo Mischief	$45,025	$82,983
Series Monomoy Girl	$91,830	$–
Series Moonless Sky	$–	$(2,942)
Series Motion Emotion	$15,055	$–
Series Mrs Whister	$30,601	$–
Series Naismith	$26,760	$–
Series New York Claiming Package	$–	$(11,901)
Series Night of Idiots	$–	$(2,929)
Series-Nileist	$–	$–
Series- Noble Goddess	$–	$3,000
Series- NY Exacta	$37,469	$36,392
Series Our Miss Jones 19	$4,978	$–
Series Palace Foal	$2,601	$1,301
Series Popular Demand	$32,792	$47,598
Series Power Up Paynter	$11,551	$14,847
Series Queen Amira 19	$5,746	$–
Series Race Hunter 19	$48,702	$–
Series Salute to America	$4,097	$–
Series Sauce on Side	$–	$–
Series Shake It Up Baby	$–	$(2,180)
Series Sigesmund	$–	$3,167
Series Silverpocketsfull 19	$60,050	$–
Series Social Dilemma	$17,928	$–
Series Soul Beam	$–	$–
Series Speightstown Belle 19	$(6,106)	$–
Series Squared Straight	$6,425	$2,537
Series Storm Shooter	$37,089	$56,619
Series Street Band	$–	$9,056
Series Sunny 18	$35,055	$58,165
Series Sweet Sweet Annie 19	$19,124	$–
Series Swiss Minister	$–	$–
Series Takeo Squared	$–	$–
Series Tapitry 19	$27,800	$–
Series Tavasco Road	$–	$–
Series Tell All 19	$26,134	$–

10

Series Tell the Duchess 19	$4,304	$–
Series The Filly Four	$273,630	$421,436
Series Thirteen Stripes	$24,184	$6,865
Series Tizamagician	$36,178	$24,299
Series Two Trail Sioux 17	$33,800	$20,490
Series Two Trial Sioux 17K	$11,800	$3,668
Series Utalknboutpractice	$–	$1,995
Series Vertical Threat	$13,296	$12,970
Series Vow	$10,144	$–
Series War Safe	$1,290	$–
Series Wayne O	$224,464	$75,000
Series Whosbeeninmybed 19	$44,969	$–
Series Without Delay	$1,833	$–
Series Wonder Upon a Star 19	$71,382	$–
Series Yes This Time	$44,998	$–
Series You Make Luvin Fun 19	$38,089	$–
Series Zestful	$–	$–
TOTAL	3,687,696	1,531,620

Operating Expenses – General and Administrative

For the six-months period ended June 30, 2021, and June 30, 2020, the Company incurred general and administrative fees of $198,851 and $48,043, respectively, an increase of $150,808. This is due to an increase in the minimum annual General and Administrative expense that is incurred by each Series. In addition, many of the horses that incurred expenses in the prior period incurred the subsequent year’s fee in the current period. These increase in the total amount of offerings combined with larger offerings contributed to an overall increase in the general and administrative expense for the Company for the period ending June 30, 2021 relative to the prior period.

The general and administrative fees incurred on a series-by-series basis as of June 30, 2021, and June 30, 2020 are as follows:

	General and Administrative Fees
Series Name	30-Jun-21	30-Jun-20
Series Action Bundle	$2,400	$–
Series Amandrea	$825	$–
Series Ambleside Park 19	$3,200	$–
Series Amers	$–	$–
Series Apple Down Under 19	$3,200	$–
Series Ari the Adventurer 19	$2,400	$–
Series Athenian Beauty 19	$3,200	$–
Series Authentic	$23,388	$10,000
Series Awe Hush 19	$3,200	$–
Series Bella Chica	$2,300	$188
Series Big Mel	$800	$–
Series Black Escort 19	$–	$–
Series Bullion	$–	$–
Series Cairo Kiss	$–	$–
Series Carrothers	$–	$–
Series Cayala 19	$4,400	$–
Series Classofsixtythree 19	$3,200	$–
Series Co Cola 19	$1,800	$–
Series Collusion Illusion	$5,200	$–
Series Consecrate 19	$3,200	$–
Series Courtisane 19	$1,800	$–
Series Daddy’s Joy	$2,300	$1,500
Series Dancing Crane	$–	$–
Series Deep Cover	$2,500	$2,500

11

Series DeMystique 17	$–	$125
Series Desire Street 19	$800	$–
Series Echo Warrior 19	$2,400	$–
Series Escape Route	$800	$–
Series Exonerated 19	$3,200	$–
Series Frosted Oats	$4,400	$–
Series Future Stars Stable	$4,400	$–
Series Going to Vegas	$3,600	$–
Series Got Stormy	$3,600	$–
Series Grand Traverse Bay 19	$1,200	$–
Series Into Summer 19	$1,200	$–
Series Just Louise 19	$3,200	$–
Series Keertana 18	$800	$–
Series Kiana's Love	$–	$1,500
Series Kichiro	$–	$1,500
Series Lane Way	$3,800	$3,000
Series Latte Da 19	$3,600	$–
Series Lazy Daisy	$–	$–
Series Lost Empire 19	$4,400	$–
Series Madarnas	$–	$–
Series Major Implications	$–	$–
Series Man Among Men 19	$3,200	$–
Series Margaret Reay 19	$3,200	$–
Series Margarita Friday 19	$–	$–
Series Margarita Sangrita 17	$2,300	$1,500
Series Mayan Milagra 19	$–	$–
Series Midnight Sweetie 19	$3,200	$–
Series Miss Puzzle	$2,300	$1,500
Series Miss Sakamoto	$1,800	$–
Series Mo Mischief	$2,525	$2,500
Series Monomoy Girl	$3,600	$–
Series Moonless Sky	$–	$–
Series Motion Emotion	$1,200	$–
Series Mrs Whistler	$1,200	$–
Series Naismith	$662	$–
Series New York Claiming Package	$–	$643
Series Night of Idiots	$–	$–
Series Nileist	$–	$–
Series Noble Goddess	$–	$–
Series NY Exacta	$(1,069)	$–
Series Our Miss Jones 19	$1,200	$–
Series Palace Foal	$–	$–
Series Popular Demand	$5,800	$5,000
Series Power Up Paynter	$1,500	$1,500
Series Queen Amira 19	$800	$–
Series Race Hunter 19	$1,800	$–
Series Salute to America	$800	$–
Series Sauce on Side	$–	$–
Series Shake It Up Baby	$–	$–
Series Sigesmund	$–	$1,500
Series Silverpockestfull 19	$1,800	$–
Series Social Dilemma	$2,400	$–
Series Soul Beam	$–	$–
Series Speightstown Belle 19	$2,000	$–
Series Squared Straight	$800	$(1,213)
Series Storm Shooter	$4,225	$5,000
Series Street Band	$–	$1,500
Series Sunny 18	$800	$–

12

Series Sweet Sweet Annie 19	$–	$–
Series Swiss Minister	$–	$–
Series Takeo Squared	$–	$–
Series Tapitry 19	$3,200	$–
Series Tavasco Road	$–	$–
Series Tell All 19	$–	$–
Series Tell the Duchess 19	$800	$–
Series The Filly Four	$16,846	$–
Series Thirteen Stripes	$6,600	$5,000
Series Tizamagician	$2,300	$1,500
Series Two Trial Sioux 17	$800	$1,500
Series Two Trial Sioux 17K	$800	$(1,200)
Series Utalknboutpractice	$–	$–
Series Vertical Threat	$2,300	$1,500
Series Vow	$1,200	$–
Series War Safe	$–	$–
Series Wayne O	$(750)	$–
Series Whosbeeninmybed 19	$1,800	$–
Series Without Delay	$–	$–
Series Wonder Upon a Star 19	$2,400	$–
Series Yes This Time	$–	$–
Series You Make Luvin Fun 19	$1,800	$–
Series Zestful	$–	$–
TOTAL	$198,851	$48,043

Operating Expenses – Management Fee

For the six-months period ended June 30, 2021, and June 30, 2020, the Company incurred Management Fee expenses of $898,703 and $663,536, respectively, an increase of $235,167. The increase is due primarily to the value of the overall offerings during the current period relative to the prior period. In addition, higher race earnings during the current period contributed to the increase from the prior period.

The Management Fee expenses on a series-by-series basis as of June 30, 2021, and June 30, 2020 are as follows:

	Management Fee
Series Name	30-Jun-21	30-Jun-20
Series- Action Bundle	$57,382	$–
Series- Amandrea	$469	$5,165
Series- Ambleside Park 19	$–	$–
Series- Amers	$–	$–
Series- Apple Down Under 19	$–	$–
Series- Ari the Adventurer 19	$65,025	$–
Series- Athenian Beauty 19	$–	$–
Series- Authentic	$–	$114,120
Series- Awe Hush 19	$–	$–
Series- Bella Chica	$–	$–
Series- Big Mel	$–	$50,646
Series- Black Escort 19	$7,670	$–
Series- Bullion	$–	$(1,788)
Series- Cairo Kiss	$–	$–
Series- Carrothers	$22,407	$–
Series- Cayala 19	$68	$–
Series- Classofsixtythree 19	$–	$–
Series- Co Cola 19	$41,372	$–
Series- Collusion Illusion	$–	$–

13

Series- Consecrate 19	$47	$–
Series- Courtisane 19	$51,230	$–
Series- Daddy’s Joy	$699	$–
Series- Dancing Crane	$18,480	$–
Series- Deep Cover	$–	$26,400
Series- DeMystique 17	$–	$1,028
Series- Desire Street 19	$–	$–
Series- Echo Warrior 19	$31,329	$–
Series- Escape Route	$–	$–
Series- Exonerated 19	$–	$–
Series- Frosted Oats	$–	$–
Series- Future Stars Stable	$833	$–
Series- Going to Vegas	$68,937	$–
Series- Got Stormy	$39,628	$–
Series- Grand Traverse Bay 19	$37,883	$–
Series- Into Summer 19	$–	$–
Series- Just Louise 19	$275	$–
Series- Keertana 18	$23	$36,675
Series- Kiana's Love	$–	$–
Series- Kichiro	$–	$–
Series- Lane Way	$227	$82,792
Series- Latte Da 19	$–	$–
Series- Lazy Daisy	$–	$3
Series- Lost Empire 19	$399	$–
Series- Madarnas	$–	$–
Series- Major Implications	$–	$–
Series- Man Among Men 19	$–	$–
Series- Margaret Reay 19	$–	$–
Series- Margarita Friday 19	$–	$–
Series- Margarita Sangrita 17	$588	$719
Series- Mayan Milagra 19	$21,926	$–
Series- Midnight Sweetie 19	$–	$–
Series- Miss Puzzle	$–	$–
Series- Miss Sakamoto	$14,280	$–
Series- Mo Mischief	$–	$56,034
Series- Monomoy Girl	$88,230	$–
Series- Moonless Sky	$–	$–
Series- Motion Emotion	$13,855	$–
Series Mrs Whistler	$24,290	$–
Series- Naismith	$1,098	$–
Series - New York Claiming Package	$–	$1,511
Series- Night of Idiots	$–	$684
Series- Nileist	$–	$–
Series- Noble Goddess	$–	$–
Series- NY Exacta	$2,705	$–
Series- Our Miss Jones 19	$–	$–
Series- Palace Foal	$–	$–
Series- Popular Demand	$–	$36,648
Series- Power Up Paynter	$51	$3,347
Series- Queen Amira 19	$–	$–
Series- Race Hunter 19	$30,467	$–
Series- Salute to America	$–	$–
Series- Sauce on Side	$–	$–
Series- Shake It Up Baby	$–	$403
Series- Sigesmund	$–	$–
Series- Silverpockestfull 19	$39,810	$–
Series- Social Dilemma	$15,528	$–

14

Series- Soul Beam	$–	$–
Series- Speightstown Belle 19	$–	$–
Series- Squared Straight	$–	$–
Series- Storm Shooter	$2,864	$47,952
Series- Street Band	$–	$56
Series- Sunny 18	$–	$23,910
Series- Sweet Sweet Annie 19	$13,143	$–
Series- Swiss Minister	$–	$–
Series- Takeo Squared	$–	$–
Series- Tapitry 19	$–	$–
Series- Tavasco Road	$–	$–
Series- Tell All 19	$18,156	$–
Series- Tell the Duchess 19	$–	$–
Series- The Filly Four	$19,040	$165,861
Series- Thirteen Stripes	$2,023	$–
Series- Tizamagician	$13,620	$2,542
Series- Two Trial Sioux 17	$–	$6,615
Series- Two Trial Sioux 17K	$–	$743
Series- Utalkboutpractice	$–	$–
Series- Vertical Threat	$–	$1,470
Series- Vow	$–	$–
Series- War Safe	$–	$–
Series- Wayne O	$214	$–
Series- Whosbeeninmybed 19	$28,294	$–
Series- Without Delay	$–	$–
Series- Wonder Upon a Star 19	$55,433	$–
Series- Yes This Time	$27,973	$–
Series- You Make Luvin Fun 19	$20,734	$–
Series- Zestful	$–	$–
TOTAL	$898,703	$663,536

Operating Expenses – Depreciation

For the six-months period ended June 30, 2021, and June 30, 2020, the depreciation was $2,365,341 and $781,537, respectively, an increase of $1,583,804. The increase is due to both the quantity and the value of the overall assets increased from the period ending June 30, 2021. This is primarily attributed to the Company acquiring higher valued horses in the current period than in the previous period. The method of calculating depreciation remained unchanged during the current period.

The depreciation on a series-by-series basis as of June 30, 2021 and June 30, 2020 are as follows:

Series Name	30-Jun-21	30-Jun-20
Series Action Bundle (1)	$–	$–
Series Amandrea	$19,250	$19,250
Series Ambleside Park 19	$7,858	$–
Series Amers	$–	$–
Series Apple Down Under 19	$7,000	$–
Series Ari the Adventurer 19	$26,540	$–
Series Athenian Beauty 19	$7,500	$–
Series Authentic	$726,526	$26,603
Series Awe Hush 19	$33,000	$–
Series Bella Chica	$4,167	$4,167
Series Big Mel	$90,368	$79,797
Series Black Escort 19	$3,463	$–
Series Bullion	$–	$241

15

Series Cairo Kiss	$–	$4,633
Series Carrothers	$35,025	$–
Series Cayala 19	$41,000	$–
Series Classofsixtythree 19	$20,833	$–
Series Co Cola 19	$20,365	$–
Series Collusion Illusion	$91,667	$–
Series Consecrate 19	$5,466	$–
Series Courtisane 19	$14,694	$–
Series Daddy's Joy	$7,999	$7,999
Series Dancing Crane	$10,541	$–
Series Deep Cover	$13,500	$7,670
Series DeMystique 17	$–	$5,191
Series Desire Street 19	$3,729	$–
Series Echo Warrior 19	$15,677	$–
Series Escape Route	$7,067	$–
Series Exonerated 19	$9,225	$–
Series Frosted Oats	$24,600	$–
Series Future Stars Stable	$58,875	$–
Series Going toVegas	$36,371	$–
Series Got Stormy (1)	$–	$–
Series Grand Traverse 19	$9,383	$–
Series Into Summer 19	$5,730	$–
Series Just Louise 19	$25,500	$–
Series Keertana 18	$60,775	$60,775
Series Kiana's Love	$–	$1,767
Series Kichiro	$931	$2,583
Series Lane Way	$65,399	$54,499
Series Latte Da 19	$18,955	$–
Series Lazy Daisy	$–	$18,750
Series Lost Empire 19	$38,250	$–
Series Madarnas	$–	$–
Series Major Implications	$–	$–
Series Man Among Men	$24,600	$–
Series Margaret Reay 19	$27,333	$–
Series Margarita Friday 19	$4,534	$–
Series Martita Sangrita 17	$21,550	$21,292
Series Mayan Milagra 19	$6,926	$–
Series Midnight Sweetie 19	$12,300	$–
Series Miss Puzzle	$2,228	$2,228
Series Miss Sakamoto	$9,722	$–
Series Mo Mischief	$42,500	$24,449
Series Monomoy Girl (1)	$–	$–
Series Moonless Sky	$–	$269
Series Motion Emotion (1)	$–	$–
Series Mrs Whistler	$5,111	$–
Series Naismith	$25,000	$–
Series New York Claiming Package	$–	$(14,055)
Series Night of Idiots	$–	$931
Series Nileist	$–	$–
Series Noble Goddess	$–	$3,000
Series NY Exacta	$35,833	$–
Series Our Miss Jones 19	$3,778	$–
Series Palace Foal	$2,601	$1,301
Series Popular Demand	$26,992	$5,950
Series Power Up Paynter	$10,000	$10,000
Series Queen Amira 19	$4,946	$–
Series Race Hunter 19	$16,435	$–
Series Salute to America	$3,297	$–

16

Series Sauce On Side	$–	$–
Series Shake It Up Baby	$–	$217
Series Sigesmund	$–	$1,667
Series Silverpocketsfull 19	$18,440	$–
Series Social Dilemma (1)	$–	$–
Series Soul Beam	$–	$–
Series Speightstown Belle 19	$9,130	$–
Series Squared Straight	$1,472	$3,750
Series Storm Shooter	$30,000	$3,667
Series Street Band	$–	$7,500
Series Sunny 18	$34,255	$34,255
Series Sweet Sweet Annie 19	$5,981	$–
Series Swiss Minister	$–	$–
Series Takeo Squared	$–	$–
Series Tapitry 19	$24,600	$–
Series Tavasco Road	$–	$–
Series Tell All 19	$7,978	$–
Series Tell the Duchess 19	$3,504	$–
Series The Filly Four	$237,744	$255,575
Series Thirteen Stripes	$15,561	$1,865
Series Tizamagician	$20,258	$20,258
Series Two Trail Sioux 17	$4,258	$12,375
Series Two Trail Sioux 17K	$3,482	$4,125
Series Utalknboutpractice	$–	$1,995
Series Vertical Threat	$10,996	$10,000
Series Vow	$8,944	$–
Series War Safe	$1,290	$–
Series Wayne O	$11,694	$75,000
Series Whosbeeninmybed 19	$14,875	$–
Series Without Delay	$1,833	$–
Series Wonder Upon a Star 19	$13,548	$–
Series Yes This Time	$17,025	$–
Series You Make Luvin Fun 19	$15,556	$–
Series Zestful	$–	$–
Total	$2,365,341	$781,537

Operating Expenses – Loss on Horse Retirement

For the six-months period ended June 30, 2021, and June 30, 2020, the loss on horse retirement was $224,800 and $38,503, respectively, an increase of $186,297. The increase is due to the timing and the change in remaining net asset value at the close out of the respective Series in the given period.

The loss on horse retirement on a series-by-series basis as of June 30, 2021, and June 30, 2020 are as follows:

Loss On Hoss
Series Name	30-Jun-21	30-Jun-20
Series Action Bundle	$–	$–
Series Amandrea	$–	$–
Series Ambleside Park 19	$–	$–
Series Amers	$–	$–
Series Apple Down Under 19	$–	$–
Series Ari the Adventurer 19	$–	$–
Series Athenian Beauty 19	$–	$–
Series Authentic	$–	$–
Series Awe Hush 19	$–	$–
Series Bella Chica	$–	$–
Series Big Mel	$–	$–

17

Series Black Escort 19	$–	$–
Series Bullion	$–	$2,425
Series Cairo Kiss	$–	$–
Series Carrothers	$–	$–
Series Cayala 19	$–	$–
Series Classofsixtythree 19	$–	$–
Series Co Cola 19	$–	$–
Series Collusion Illusion	$–	$–
Series Consecrate 19	$–	$–
Series Courtisane 19	$–	$–
Series Daddy’s Joy	$–	$–
Series Dancing Crane	$–	$–
Series Deep Cover	$–	$–
Series DeMystique 17	$–	$10,241
Series Desire Street 19	$–	$–
Series Echo Warrior 19	$–	$–
Series Escape Route	$–	$–
Series Exonerated 19	$–	$–
Series Frosted Oats	$–	$–
Series Future Stars Stable	$(8,500)	$–
Series Going to Vegas	$–	$–
Series Got Stormy	$–	$–
Series Grand Traverse Bay 19	$–	$–
Series Into Summer 19	$–	$–
Series Just Louise 19	$–	$–
Series Keertana 18	$–	$–
Series Kiana's Love	$–	$–
Series Kichiro	$5,528	$–
Series Lane Way	$–	$–
Series Latte Da 19	$–	$–
Series Lazy Daisy	$(8,711)	$–
Series Lost Empire 19	$–	$–
Series Madarnas	$–	$–
Series Major Implications	$–	$–
Series Man Among Men 19	$–	$–
Series Margaret Reay 19	$–	$–
Series Margarita Friday 19	$–	$–
Series Margarita Sangrita 17	$–	$–
Series Mayan Milagra 19	$–	$–
Series Midnight Sweetie 19	$–	$–
Series Miss Puzzle	$–	$–
Series Miss Sakamoto	$–	$–
Series Mo Mischief	$–	$–
Series Monomoy Girl	$–	$–
Series Moonless Sky	$–	$(3,211)
Series Motion Emotion	$–	$–
Series Mrs Whistler	$–	$–
Series Naismith	$–	$–
Series New York Claiming Package	$–	$–
Series Night of Idiots	$–	$(4,544)
Series Nileist	$–	$–
Series Noble Goddess	$–	$–
Series NY Exacta	$–	$36,392
Series Our Miss Jones 19	$–	$–
Series Palace Foal	$–	$–
Series Popular Demand	$–	$–
Series Power Up Paynter	$–	$–

18

Series Queen Amira 19	$–	$–
Series Race Hunter 19	$–	$–
Series Salute to America	$–	$–
Series Sauce on Side	$–	$–
Series Shake It Up Baby	$–	$(2,800)
Series Sigesmund	$–	$–
Series Silverpockestfull 19	$–	$–
Series Social Dilemma	$–	$–
Series Soul Beam	$–	$–
Series Speightstown Belle 19	$(17,236)	$–
Series Squared Straight	$4,153	$–
Series Storm Shooter	$–	$–
Series Street Band	$–	$–
Series Sunny 18	$–	$–
Series Sweet Sweet Annie 19	$–	$–
Series Swiss Minister	$–	$–
Series Takeo Squared	$–	$–
Series Tapitry 19	$–	$–
Series Tavasco Road	$–	$–
Series Tell All 19	$–	$–
Series Tell the Duchess 19	$–	$–
Series The Filly Four	$–	$–
Series Thirteen Stripes	$–	$–
Series Tizamagician	$–	$–
Series Two Trial Sioux 17	$28,742	$–
Series Two Trial Sioux 17K	$7,518	$–
Series Utalkboutpractice	$–	$–
Series Vertical Threat	$–	$–
Series Vow	$–	$–
Series War Safe	$–	$–
Series Wayne O	$213,306	$–
Series Whosbeeninmybed 19	$–	$–
Series Without Delay	$–	$–
Series Wonder Upon a Star 19	$–	$–
Series Yes This Time	$–	$–
Series You Make Luvin Fun 19	$–	$–
Series Zestful	$–	$–
TOTAL	224,800	38,503

As a result, the Company’s aggregate net loss across all series for the six-month periods ended June 30, 2021, and June 30, 2020 was $4,694,966 and $1,873,859, respectively.

Liquidity and Capital Resources

During the six-month periods ended June 30, 2021, and June 30, 2020, the Company has relied on advances from the Manager, raising capital to fund its operations and the issuance of securities under Regulation A offerings, as well as under Regulation D offerings, as sources of capital. The funds raised supported the repayment of Manager’s loans (advanced to obtain Underlying Assets), accrue management fees and set aside cash held by the Manager as horse reserve accounts to cover certain horse expenses.

19

Of the horses that were part of an offering as of June 30, 2021 that have not yet started racing and thus potential revenue-generating activities, the Company anticipates they will begin racing as follows:

Name of Series	Target for Revenue Generation
Ambleside Park 19	Sep-21
Apple Down Under 19	Jul-21
Ari the Adventurer 19	March 2022
Athenian Beauty 19	Dec 2021
Awe Hush 19	March 2022
Carrothers	Feb 2022
Cayala 19	Nov 2021
Classofsixtythree 19	March 2022
Co Cola 19	Sep-21
Consecrate 19	Aug-21
Courtisane 19	Nov 2021
Deep cover	Feb 2022
Desire Street 19	Dec 2021
Echo Warrior 19	Feb 2022
Exonerated 19	Nov 2021
Frosted Oats	Jul-21
Future Stars Stable	Jul-21
Grand Traverse Bay 19	Nov 2021
Into Summer 19	Nov 2021
Just Louise 19	Aug-21
Latte Da 19	Feb 2022
Lost Empire 19	Feb 2022
Man Among Men	March 2022
Margaret Reay19	Aug-21
Margarita Friday 19	March 2022
Midnight Sweetie 19	Apr 2022
Miss Puzzle	--
Miss Sakamoto	Feb 2022
Mrs Whistler	Feb 2022
Our Miss Jones 19	March 2022
Popular Demand	--
Queen Amira 19	Aug-21
Race Hunter 19	Sep-21
Salute to America	Nov 2021
Silverpocketsfull 19	Feb 2022
Tapitry 19	Aug-21
Tell the Duchess 19	Nov 2021
Tufnel (Count to Eleven 20)	Summer 2022
Vow	Nov 2021
War Safe	Jan 2022
Who'sbeeninmybed 19	Dec 2021
Wonder Upon a Star 19	Dec 2021
You Make luvin Fun 19	Nov 2021

20

The Company anticipates such horses will begin racing and, thus, potentially generating revenue as early as the above dates, which should allow such Series to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should such Underlying Asset need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover its Operating Expenses. The Company has purchased insurance for such Underlying Assets.

The Company (if viewed as if it were a separate and distinct entity apart from its Series) will not have much, if any, need for cash reserves and, instead, each Series will have liquidity needs that are built into Operating Expense reserves and covered by future revenue-generating activities. Specifically, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such Series . The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter. Further, in the event that a Series is not fully subscribed, or needs additional funding beyond the Operating Expense reserves, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the Series on the same terms and conditions as the investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the Series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

Since inception, the Company has relied on advances from the Manager and raising capital to fund its operations. As of June 30, 2021, the Company had negative capital and will likely incur losses prior to generating positive working capital. During the next 12 months, the Company intends to fund its operations, including those of its Series with funding from a Regulation A offering campaign, loans from its Manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations on a series-by-series basis. The financial statements and related notes thereto included in this Semi-Annual Report do not include any adjustments that might result from these uncertainties.

Horse Reserve Funds

During the six-month periods ended June 30, 2021, and June 30, 2020, the Company had a total of $3,482,900 and $513,329, respectively, in reserve funds held by the Manager for each series of an Underlying Asset as outlined below.

21

As of June 30, 2021, the Company’s positions of borrowings and amounts owed to it by the Manager are as follows:

Series-Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series	Horse Reserves to Last Through
Series-Action Bundle	$–	$–	$–	N/A
Series-Amandrea	$(24,447)	$–	$(24,447)	N/A
Series-Ambleside Park 19	$15,620	$–	$15,620	9/30/2021
Series-Amers	$–	$–	$–	N/A
Series-Apple Down Under 19	$18,238	$–	$18,238	9/30/2021
Series-Authentic	$(158,487)	$–	$(158,487)	N/A
Series-Awe Hush 19	$30,898	$–	$30,898	12/31/2021
Series- Ari the Adventurer 19	$45,001	$–	$45,001	12/31/2021
Series- Athenian Beauty 19	$18,738	$–	$18,738	10/31/2021
Series- Bella Chica	$(14,560)	$–	$(14,560)	N/A
Series- Squared Straight	$–	$–	$–	N/A
Series- Big Mel	$(39,798)	$–	$(39,798)	N/A
Series- Black Escort 19	$22,652	$(30,870)	$(8,218)	10/31/2021
Series- Bullion	$–	$–	$–	N/A
Series- Cairo Kiss	$–	$–	$–	N/A
Series- Carrothers	$86,711	$(310,863)	$(224,152)
Series- Cayala 19	$41,696	$–	$41,696
Series- Classofsixtythree 19	$22,978	$–	$22,978	10/31/2021
Series- Co Cola 19	$114,834	$(225,070)	$(110,236)
Series- Collusion Illusion	$17,495	$–	$17,495	9/30/2021
Series- Consecrate 19	$14,305	$–	$14,305	9/30/2021
Series- Utalknboutpractice	$–	$–	$–	N/A
Series- Courtisane 19	$158,722	$(126,200)	$32,522
Series- Daddy’s Joy	$(4,053)	$–	$(4,053)	N/A
Series- Dancing Crane	$8,177	$–	$8,177	8/30/2021
Series- Deep Cover	$1,875	$–	$1,875	7/30/2021
Series- DeMystique 17	$–	$–	$–	N/A
Series- Desire Street 19	$85,019	$(174,267)	$(89,248)
Series- Echo Warrior 19	$111,882	$(118,271)	$(6,389)
Series- Escape Route	$7,432	$–	$7,432	8/30/2021
Series- Exonerated 19	$19,182	$–	$19,182	9/30/2021
Series- Frosted Oats	$27,712	$–	$27,712	11/30/2021
Series- Future Stars Stable	$62,893	$–	$62,893	12/31/2021
Series- Going to Vegas	$71,059	$(3,509)	$67,550	3/30/2022
Series- Got Stormy	$40,069	$–	$40,069	12/31/2021
Series-Grand Traverse Bay 19	$117,642	$(70,291)	$47,351	6/30/2022
Series- Into Summer 19	$112,998	$(213,265)	$(100,267)	6/30/2022
Series- Just Louise 19	$27,726	$–	$27,726	10/31/2021
Series-Keertana 18	$25,327	$–	$25,327	10/31/2021
Series- Kiana's Love	$–	$–	$–	N/A
Series- Kichiro	$–	$–	$–	N/A
Series- Lane Way	$(8,448)	$–	$(8,448)	N/A
Series- Latte Da 19	$27,952	$–	$27,952	10/31/2021
Series- Lazy Daisy	$–	$–	$–	N/A
Series- Lost Empire 19	$47,906	$–	$47,906	12/31/2021
Series- Madarnas	$–	$–	$–	N/A
Series- Major Implications	$–	$–	$–	N/A
Series- Man Among Men 19	$24,476	$–	$24,476	10/31/2021
Series- Margaret Reay 19	$26,120	$–	$26,120	10/31/2021
Series- Margarita Friday 19	$164,226	$(282,200)	$(117,974)	12/31/2022
Series- Margarita Sangrita 17	$(29,031)	$–	$(29,031)	N/A
Series- Mayan Milagra 19	$29,162	$(7,346)	$21,816

22

Series- Midnight Sweetie 19	$17,983	$–	$17,983
Series- Miss Puzzle	$(8,868)	$–	$(8,868)	N/A
Series- Miss Sakamoto	$112,445	$(194,478)	$(82,033)	12/31/2022
Series- Mo Mischief	$(5,255)	$–	$(5,255)	N/A
Series- Monomoy Girl	$51,546	$–	$51,546
Series- Moonless Sky	$–	$–	$–	N/A
Series- Motion Emotion	$–	$–	$–	N/A
Series Mrs Whistler	$138,566	$(95,256)	$43,309	12/31/2022
Series- Naismith	$46,003	$–	$46,003
Series - New York Claiming Package	$–	$–	$–	N/A
Series- Night of Idiots	$–	$–	$–	N/A
Series- Nileist	$–	$–	$–	N/A
Series- Noble Goddess	$–	$–	$–	N/A
Series- NY Exacta	$84,437	$–	$84,437	9/30/2022
Series- Our Miss Jones 19	$91,283	$(161,160)	$(69,877)	9/30/2022
Series- Palace Foal	$(6,171)	$–	$(6,171)	N/A
Series- Popular Demand	$1,346	$–	$1,346	7/30/2021
Series- Power Up Paynter	$(16,753)	$–	$(16,753)	N/A
Series- Queen Amira 19	$150,447	$(280,500)	$(130,053)	12/31/2022
Series- Race Hunter 19	$170,420	$(269,355)	$(98,935)	12/31/2022
Series- Salute to America	$143,347	$(232,050)	$(88,703)	12/31/2022
Series- Sauce on Side	$–	$–	$–	N/A
Series- Shake It Up Baby	$–	$–	$–	N/A
Series- Sigesmund	$–	$–	$–	N/A
Series- Silverpockestfull 19	$85,289	$(160,227)	$(74,938)	6/30/2022
Series- Social Dilemma	$44,852	$–	$44,852	12/31/2021
Series- Soul Beam	$–	$–	$–	N/A
Series- Speightstown Belle 19	$–	$–	$–	N/A
Series- Storm Shooter	$17,318	$–	$17,318	9/30/2021
Series- Street Band	$–	$–	$–	N/A
Series- Sunny 18	$19,277	$–	$19,277	9/30/2021
Series- Sweet Sweet Annie 19	$22,194	$(45,423)	$(23,229)	9/30/2021
Series- Swiss Minister	$–	$–	$–	N/A
Series-Takeo Squared	$–	$–	$–	N/A
Series- Tapitry 19	$24,476	$–	$24,476	9/30/2021
Series-Tavasco Road	$–	$–	$–	N/A
Series- Tell All 19	$12,232	$–	$12,232	8/30/2021
Series-Tell the Duchess 19	$145,417	$(241,400)	$(95,983)	12/31/2021
Series- The Filly Four	$68,510	$–	$68,510	12/31/2021
Series- Thirteen Stripes	$38,040	$–	$38,040	10/31/2021
Series-Tizamagician	$2,614	$–	$2,614	7/30/2021
Series-Two Trial Sioux 17	$–	$–	$–	N/A
Series-Two Trial Sioux 17K	$(2,341)	$–	$(2,341)	N/A
Series-Vertical Threat	$(20,884)	$–	$(20,884)	N/A
Series- Vow	$152,954	$(304,300)	$(151,346)	12/31/2022
Series- War Safe	$155,420	$(248,200)	$(92,780)	12/31/2022
Series- Wayne O	$–	$–	$–	N/A
Series- Whosbeeninmybed 19	$75,733	$(160,458)	$(84,725)	3/31/2022
Series- Without Delay	$27,709	$(121,000)	$(93,291)	10/31/2021
Series- Wonder Upon a Star 19	$148,773	$(377)	$148,396	12/31/2022
Series- Yes This Time	$1,612	$–	$1,612	7/30/2021
Series- You Make Luvin Fun 19	$125,027	$(265,009)	$(139,982)	12/31/2022
Series- Zestful	$–	$–	$–	N/A
Total	$3,482,901	$(4,341,343)	$(858,443)

23

The cash reserves for Operating Expenses, including Upkeep Fees, for each Series are estimated to last through at least calendar year 2021 whether or not such Series generates revenues in 2021. The purchase price of such Underlying Assets typically includes such reserves for Operating Expenses through at least the calendar year 2021. In the Offerings, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter.

Series Interests

As of June 30, 2021, the Company raised a total of $20,729,061 in gross proceeds in exchange for series interests in various Underlying Assets (See our financial statements and “Note 5 – Members’ Equity/(Deficit)” for more detail):

Series-Series Name	Units Offered	Units Tendered	Subscription Amount
Series-Action Bundle (1)	10,000	10,000	$310,000
Series- Amandrea	550	550	$162,250
Series- Ambleside Park 19	410	410	$84,050
Series- Amers	75	75	$10,500
Series- Apple Down Under 19	600	600	$103,800
Series- Ari the Adventurer 19	5,100	5,100	$433,500
Series- Athenian Beauty 19	1,800	1,800	$84,600
Series- Authentic	12,500	12,500	$2,575,000
Series- Awe Hush 19	1,800	1,800	$295,200
Series- Bella Chica	100	100	$38,000
Series- Big Mel	6,000	6,000	$726,000
Series- Black Escort 19	20	13	$65,000
Series- Bullion	25	25	$11,750
Series- Cairo Kiss	80	80	$44,400
Series- Carrothers	5,100	1,479	$149,379
Series- Cayala 19	4,100	4,100	$373,100
Series- Classofsixtythree 19	1,000	1,000	$193,000
Series- Co Cola 19	5,100	2,602	$275,812
Series- Collusion Illusion	25,000	25,000	$750,000
Series- Consecrate 19	410	410	$64,370
Series- Courtisane 19	10,000	6,970	$341,530
Series- Daddy's Joy	600	600	$108,000
Series- Dancing Crane	20	20	$122,000
Series- Deep Cover	800	800	$176,000
Series- DeMystique 17	250	250	$35,000
Series- Desire Street 19	1,020	0	$0
Series- Echo Warrior 19	6,000	3,601	$208,858
Series- Escape Route	10	10	$62,952
Series- Exonerated 19	820	820	$138,580
Series- Frosted Oats	4,100	4,100	$172,200
Series- Future Stars Stable	10,000	10,000	$500,000
Series- Going toVegas	5,100	5,052	$434,472
Series- Got Stormy	5,100	5,100	$229,500
Series- Grand Traverse 19	750	565	$252,555
Series- Into Summer 19	650	0	$0
Series- Just Louise 19	1,020	1,020	$233,580
Series- Keertana 18	5,100	5,100	$510,000
Series- Kiana's Love	200	200	$24,000
Series- Kichiro	200	200	$26,000
Series- Lane Way	6,000	6,000	$540,000
Series- Latte Da 19	4,100	4,100	$143,500
Series- Lazy Daisy	1,250	1,250	$143,750
Series- Lost Empire 19	10,200	10,200	$357,000
Series- Madarnas	50	50	$17,500
Series- Major Implications	20	20	$4,600
Series- Man Among Men 19	820	820	$223,860
Series- Margaret Reay 19	820	820	$246,820
Series- Margarita Friday 19	2,000	0	$0

24

Series- Martita Sangrita 17	600	600	$192,000
Series- Mayan Milagra 19	20	19	$161,500
Series- Midnight Sweetie 19	820	820	$121,360
Series- Miss Puzzle	125	125	$31,250
Series- Miss Sakamoto	6,000	1,763	$95,202
Series- Mo Mischief	5,100	5,100	$382,500
Series- Monomoy Girl	10,200	10,200	$469,200
Series- Moonless Sky	200	200	$22,000
Series- Motion Emotion (1)	1,020	1,020	$85,680
Series- Mrs Whistler	2,000	1,182	$161,934
Series- Naismith	2,000	2,000	$304,000
Series- New York Claiming Package	510	510	$71,400
Series- Night of Idiots	80	80	$20,000
Series- Nileist	45	45	$23,850
Series- Noble Goddess	300	300	$33,000
Series- NY Exacta	2,000	2,000	$456,000
Series- Our Miss Jones 19	1,200	0	$0
Series- Palace Foal	510	0	$0
Series- Popular Demand	1,020	1,020	$248,880
Series- Power Up Paynter	600	600	$114,000
Series- Queen Amira 19	2,000	0	$0
Series-Race Hunter 19	10,000	3,906	$203,112
Series- Salute to America	1,000	0	$0
Series- Sauce On Side	125	125	$30,000
Series- Shake It Up Baby	250	250	$32,500
Series- Sigesmund	200	200	$20,000
Series- Silverpocketsfull 19	5,100	2,982	$265,398
Series- Social Dilemma	510	510	$85,170
Series- Soul Beam	65	65	$39,650
Series- Speightstown Belle 19	900	900	$125,100
Series- Squared Straight	150	150	$40,500
Series- Storm Shooter	2,000	2,000	$324,000
Series- Street Band	50	50	$61,500
Series- Sunny 18	6,000	6,000	$390,000
Series- Sweet Sweet Annie 19	20	13	$97,500
Series- Swiss Minister	50	50	$14,000
Series- Takeo Squared	100	100	$27,000
Series- Tapitry 19	820	820	$223,860
Series- Tavasco Road	80	80	$18,400
Series- Tell All 19	12	12	$126,000
Series- Tell the Duchess 19	2,000	0	$0
Series- The Filly Four	8,000	8,000	$1,440,000
Series- Thirteen Stripes	1,000	1,000	$229,000
Series- Tizamagician	600	600	$192,000
Series- Two Trail Sioux 17	450	450	$135,000
Series- Two Trail Sioux 17K	1	1	$29,720
Series- Utalknboutpractice	100	100	$30,000
Series- Vertical Threat	600	600	$126,000
Series- Vow	2,000	0	$0
Series- War Safe	2,000	0	$0
Series- Wayne O	6,000	6,000	$570,000
Series-Whosbeeninmybed 19	5,100	2,549	$188,626
Series-Without Delay	20	0	$0
Series- Yes This Time	10	10	$129,520
Series- You Make Luvin Fun 19	6,000	1,843	$138,225
Series-Wonder Upon a Star 19	10,000	9,988	$369,556
Series- Zestful	100	100	$32,000
Total	264,533	218,350	$20,729,061

(1)	Owned 100% by the Manager due to conversion of profit participation convertible promissory notes.

25

Advances From Manager

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received.

Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations (See Note 4).

Related Party Transactions

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4 and Note 6 for further discussions. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

Series Cash Reserves

During the six-month period ended June 30, 2021, the Company had a total of $3,482,901 in reserve held by the Manager for each series of an Underlying Asset as outlined below. In addition, the Manager is owed $4,341,343 for acquisition loans made by the Manager as outlined below.

As of June 30, 2021, the Company’s positions of reserve funds and borrowings are as follows:

Series-Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
Series-Action Bundle	$–	$–	$–
Series-Amandrea	$(24,447)	$–	$(24,447)
Series-Ambleside Park 19	$15,620	$–	$15,620
Series-Amers	$–	$–	$–
Series-Apple Down Under 19	$18,238	$–	$18,238
Series-Authentic	$(158,487)	$–	$(158,487)
Series-Awe Hush 19	$30,898	$–	$30,898
Series- Ari the Adventurer 19	$45,001	$–	$45,001
Series- Athenian Beauty 19	$18,738	$–	$18,738
Series- Bella Chica	$(14,560)	$–	$(14,560)
Series- Squared Straight	$–	$–	$–
Series- Big Mel	$(39,798)	$–	$(39,798)
Series- Black Escort 19	$22,652	$(30,870)	$(8,218)
Series- Bullion	$–	$–	$–
Series- Cairo Kiss	$–	$–	$–
Series- Carrothers	$86,711	$(310,863)	$(224,152)
Series- Cayala 19	$41,696	$–	$41,696
Series- Classofsixtythree 19	$22,978	$–	$22,978
Series- Co Cola 19	$114,834	$(225,070)	$(110,236)
Series- Collusion Illusion	$17,495	$–	$17,495
Series- Consecrate 19	$14,305	$–	$14,305
Series- Utalknboutpractice	$–	$–	$–
Series- Courtisane 19	$158,722	$(126,200)	$32,522
Series- Daddy’s Joy	$(4,053)	$–	$(4,053)
Series- Dancing Crane	$8,177	$–	$8,177
Series- Deep Cover	$1,875	$–	$1,875
Series- DeMystique 17	$–	$–	$–
Series- Desire Street 19	$85,019	$(174,267)	$(89,248)
Series- Echo Warrior 19	$111,882	$(118,271)	$(6,389)
Series- Escape Route	$7,432	$–	$7,432
Series- Exonerated 19	$19,182	$–	$19,182
Series- Frosted Oats	$27,712	$–	$27,712
Series- Future Stars Stable	$62,893	$–	$62,893
Series- Going to Vegas	$71,059	$(3,509)	$67,550
Series- Got Stormy	$40,069	$–	$40,069
Series-Grand Traverse Bay 19	$117,642	$(70,291)	$47,351

26

Series- Into Summer 19	$112,998	$(213,265)	$(100,267)
Series- Just Louise 19	$27,726	$–	$27,726
Series-Keertana 18	$25,327	$–	$25,327
Series- Kiana's Love	$–	$–	$–
Series- Kichiro	$–	$–	$–
Series- Lane Way	$(8,448)	$–	$(8,448)
Series- Latte Da 19	$27,952	$–	$27,952
Series- Lazy Daisy	$–	$–	$–
Series- Lost Empire 19	$47,906	$–	$47,906
Series- Madarnas	$–	$–	$–
Series- Major Implications	$–	$–	$–
Series- Man Among Men 19	$24,476	$–	$24,476
Series- Margaret Reay 19	$26,120	$–	$26,120
Series- Margarita Friday 19	$164,226	$(282,200)	$(117,974)
Series- Margarita Sangrita 17	$(29,031)	$–	$(29,031)
Series- Mayan Milagra 19	$29,162	$(7,346)	$21,816
Series- Midnight Sweetie 19	$17,983	$–	$17,983
Series- Miss Puzzle	$(8,868)	$–	$(8,868)
Series- Miss Sakamoto	$112,445	$(194,478)	$(82,033)
Series- Mo Mischief	$(5,255)	$–	$(5,255)
Series- Monomoy Girl	$51,546	$–	$51,546
Series- Moonless Sky	$–	$–	$–
Series- Motion Emotion	$–	$–	$–
Series Mrs Whistler	$138,566	$(95,256)	$43,309
Series- Naismith	$46,003	$–	$46,003
Series - New York Claiming Package	$–	$–	$–
Series- Night of Idiots	$–	$–	$–
Series- Nileist	$–	$–	$–
Series- Noble Goddess	$–	$–	$–
Series- NY Exacta	$84,437	$–	$84,437
Series- Our Miss Jones 19	$91,283	$(161,160)	$(69,877)
Series- Palace Foal	$(6,171)	$–	$(6,171)
Series- Popular Demand	$1,346	$–	$1,346
Series- Power Up Paynter	$(16,753)	$–	$(16,753)
Series- Queen Amira 19	$150,447	$(280,500)	$(130,053)
Series- Race Hunter 19	$170,420	$(269,355)	$(98,935)
Series- Salute to America	$143,347	$(232,050)	$(88,703)
Series- Sauce on Side	$–	$–	$–
Series- Shake It Up Baby	$–	$–	$–
Series- Sigesmund	$–	$–	$–
Series- Silverpockestfull 19	$85,289	$(160,227)	$(74,938)
Series- Social Dilemma	$44,852	$–	$44,852
Series- Soul Beam	$–	$–	$–
Series- Speightstown Belle 19	$–	$–	$–
Series- Storm Shooter	$17,318	$–	$17,318
Series- Street Band	$–	$–	$–
Series- Sunny 18	$19,277	$–	$19,277
Series- Sweet Sweet Annie 19	$22,194	$(45,423)	$(23,229)
Series- Swiss Minister	$–	$–	$–
Series-Takeo Squared	$–	$–	$–
Series- Tapitry 19	$24,476	$–	$24,476
Series-Tavasco Road	$–	$–	$–
Series- Tell All 19	$12,232	$–	$12,232
Series-Tell the Duchess 19	$145,417	$(241,400)	$(95,983)
Series- The Filly Four	$68,510	$–	$68,510
Series- Thirteen Stripes	$38,040	$–	$38,040
Series-Tizamagician	$2,614	$–	$2,614

27

Series-Two Trial Sioux 17	$–	$–	$–
Series-Two Trial Sioux 17K	$(2,341)	$–	$(2,341)
Series-Vertical Threat	$(20,884)	$–	$(20,884)
Series- Vow	$152,954	$(304,300)	$(151,346)
Series- War Safe	$155,420	$(248,200)	$(92,780)
Series- Wayne O	$–	$–	$–
Series- Whosbeeninmybed 19	$75,733	$(160,458)	$(84,725)
Series- Without Delay	$27,709	$(121,000)	$(93,291)
Series- Wonder Upon a Star 19	$148,773	$(377)	$148,396
Series- Yes This Time	$1,612	$–	$1,612
Series- You Make Luvin Fun 19	$125,027	$(265,009)	$(139,982)
Series- Zestful	$–	$–	$–
Total	$3,482,901	$(4,341,343)	$(858,443)

In order to fund the Company’s activities as well as to advance funds on behalf of a Series in order to acquire an Underlying Asset prior to establishing and issuing securities in the Series for holding such Underlying Asset, the Company has borrowed a total of $21,804,316 as of June 30, 2021, from the Manager in the form of profit participation convertible promissory notes as follows:

Series Name	Principal Borrowed from Manager (1)
Series Action Bundle (1)	$263,500
Series Amandrea	$137,500
Series Ambleside Park 19	$71,443
Series Amers	$8,925
Series Apple Down Under 19	$88,230
Series Ari the Adventurer 19	$368,475
Series Athenian Beauty 19	$71,910
Series Authentic	$2,188,750
Series Awe Hush 19	$250,920
Series Bella Chica	$32,300
Series Big Mel	$617,100
Series Black Escort 19	$88,200
Series Bullion	$6,000
Series Cairo Kiss	$37,760
Series Carrothers	$437,835
Series Cayala 19	$317,135
Series Classofsixtythree 19	$164,050
Series Co Cola 19	$459,100
Series Collusion Illusion	$637,500
Series Consecrate 19	$54,715
Series Courtisane 19	$416,500
Series Daddy's Joy	$91,800
Series Dancing Crane	$103,520
Series De Mystique 17	$30,228
Series Deep Cover	$149,600
Series Desire Street 19	$174,267
Series Echo Warrior 19	$295,800
Series Escape Route	$52,560
Series Exonerated 19	$117,793
Series Frosted Oats	$146,370
Series Future Stars Stable	$425,000
Series Going to Vegas	$209,457
Series Got Stormy	$195,075
Series Grand Traverse Bay 19	$284,963
Series Into Summer 19	$213,265
Series Just Louise 19	$198,543
Series Keertana 18	$433,500

28

Series Kiana's Love	$20,400
Series Kichiro	$22,000
Series Lane Way	$459,000
Series Latte Da 19	$121,975
Series Lazy Daisy	$121,250
Series Lost Empire 19	$303,450
Series Madarnas	$14,850
Series Major Implication	$3,900
Series Man Among Men	$190,281
Series Margaret Reay 19	$209,797
Series Margarita Friday 19	$282,200
Series Martita Sangrita 17	$163,200
Series- Mayan Milagra 19	$146,920
Series Midnight Sweetie 19	$103,156
Series Miss Puzzle	$26,500
Series Mo Mischief	$326,400
Series Monomoy Girl	$398,820
Series Moonless Sky	$18,700
Series Motion Emotion (2)	$72,828
Series Miss Sakamoto	$275,400
Series Mrs Whistler	$232,900
Series Naismith	$258,400
Series New York Claiming Package	$64,620
Series Night of Idiots	$16,690
Series Nileist	$20,250
Series Noble Goddess	$28,300
Series NY Exacta	$387,600
Series Our Miss Jones 19	$161,160
Series Palace Foal	$0
Series Popular Demand	$212,160
Series Power Up Paynter	$96,600
Series Queen Amira 19	$280,500
Series Race Hunter 19	$442,000
Series Salute to America	$232,050
Series Sauce on the Side	$25,500
Series Shake It Up Baby	$27,625
Series Sigesmund	$17,000
Series Silverpocketsfull 19	$385,815
Series Social Dilemma	$72,395
Series Soul Beam	$33,703
Series Speightstown Belle 19	$106,335
Series Squared Straight	$34,350
Series Storm Shooter	$276,000
Series Street Band	$52,250
Series Sunny 18	$329,940
Series Sweet Sweet Annie 19	$129,780
Series Swiss Minister	$11,900
Series Takeo Squared	$22,900
Series Tapitry 19	$190,281
Series Tavasco Road	$15,600
Series Tell All 19	$107,844
Series Tell the Duchess 19	$241,400
Series The Filly Four	$1,224,000
Series Thirteen Stripes	$194,650
Series Tizamagician	$163,200
Series Two Trail Sioux 17	$114,750
Series Two Trail Sioux 17K	$28,234

29

Series Utalknboutpractice	$25,500
Series Vertical Threat	$107,100
Series Vow	$304,300
Series War Safe	$248,200
Series Wayne O	$486,000
Series Who'sbeeninmybed 19	$320,790
Series Without Delay	$121,000
Series Wonder Upon a Star 19	$314,500
Series Yes This Time	$107,930
Series You Make Lovin Fun 19	$382,500
Series Zestful	$27,200
TOTAL	$21,804,316

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered. The Manager converted its profit participation convertible promissory note into 100% ownership in the series.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered. The Manager converted its profit participation convertible promissory note into 100% ownership in the series.
(3)	The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company during 2018.

As of June 30, 2021 the Company owes the following to related parties:

-$534,920.00 to Spendthrift Farm LLC, a Kentucky limited liability company (“Spendthrift”), in connection with Series The Filly Four.

-$1,865,134 to Spendthrift in connection with Series Authentic associated with the “kicker” balance due.

-$221,197.27 to Spendthrift in connection with the deferred training expenses across various series associated with yearling purchases in 2020, that will be payable at the conclusion of such Series.

-$75,000.00 to the Manager in connection with Series Authentic.

-$109,244.74 to the Manager in connection with deferred training expenses across various series associated with yearling purchases in 2020, that will be payable at the conclusion of such Series.

The Company acquired the horse asset in Series Palace Foal via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The profit participation convertible promissory note bears a 2.38 percent per annum interest rate and is due either when Series Palace Foal is fully subscribed or converted into the unsold units of Series Palace Foal. During the time the profit participation convertible promissory note is outstanding, the underlying cash flow of Series Palace Foal series accrues to the loan holder.

On March 17, 2020, an affiliate of Spendthrift became a majority stockholder in Experiential Squared, Inc., the Manager of the Company. Spendthrift is also a Horse Seller and Co-Owner with the Company in several of the Underlying Assets of existing Series and will likely continue to hold those positions in future Series.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

Trend Information

The Company’s main focus over the next twelve months is to continue to launch subsequent Offerings of Series Interests. As of June  30, 2021, we closed 9 Offerings. The table below shows the launched and closed Offerings as of June 30, 2021:

	# of Offerings Launched	# of Offerings Closed
As of June 30, 2021	29	9

(1) data represents number of Offerings for Series Interests of each state of offering process in the given period.

(2) offerings launched as of June 30, 2021 either through (i) a California intra state permit, (ii) a Regulation A offering or (iii) a Regulation D offering.

30

The Company plans to launch approximately 25 to 50 additional offerings in the next twelve months, as of the date of this filing, including offerings for increasingly higher value underlying assets.  The Company will commence such offerings within two calendar days of qualification with the SEC as provided in Rule 251(d)(3)(i)(F). The proceeds from any offerings closed during the next twelve months will be used to acquire additional race horses. We believe that launching a larger number of offerings in 2021-2022 and beyond will help us from a number of perspectives:

1) Continue to grow the user base on the Platform by attracting more Investors into our ecosystem.

2) Enable the Company to reduce operating expenses for each series, as we negotiate better contracts for training, upkeep, insurance and other operating expenses with a larger collection of underlying assets.

3) Attract a larger community of Horse Sellers with high quality underlying assets to the Platform who may view us as a more efficient method of transacting than the traditional syndication processes.

In addition to more offerings, we also intend to continue to develop Membership Experience Programs, which allow Investors to enjoy the collection of racehorses acquired and managed by the Company through events, race day visits and other programs. The initial testing of such Membership Experience Programs commenced in early 2019, and $134,830 have been generated by such programs at the date of this filing. We expect to develop additional Membership Experience Programs throughout the remainder of 2021 and beyond.

Outside of the trends mentioned above, we believe that the Company is also dependent on the general economic environment and investing climate, the horse racing industry at large (including ongoing concerns of horse safety), in particular in the United States. In addition, since we are reliant on our Manager to support the Company and the Series, we are dependent on the general fundraising environment and our Manager’s continued ability to raise capital.

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. These assumptions will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies” to our financial statements included in this Semiannual Report for more discussion of our accounting policies and procedures.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

31

Item 3. Financial Statements

Index to Financial Statements

Unaudited Financial Statements as of June 30, 2021, and December 31, 2020, and for the Six-Month Periods Ended June 30, 2021, and 2020

32

MY RACEHORSE CA LLC

BALANCE SHEETS (UNAUDITED)

As of June 30, 2021 and December 31, 2020

	30-Jun-21	31-Dec-20
ASSETS
Current Assets:
Cash and cash equivalents	$–	$–
Horse reserve funds receivable from Manager (see Note 4)	3,482,901	1,470,649
Prepaid expense	418,040	675,019
Total Current Assets	3,900,941	2,145,668

Non-Current Assets:
Horse assets, net of accumulated depreciation (see Note 2)	11,573,743	9,713,216
Total Non-Current Assets	11,573,743	9,713,216

TOTAL ASSETS	$15,474,684	$11,858,884

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Current Liabilities:
Acquisition advances payable to Manager (see Note 4)	$4,341,343	$1,119,860
Accrued expense	9,302	9,301
Interest payable	42,817	26,769
Total Current Liabilities	4,393,462	1,155,930

Long-term Liabilities:
Long-term debt - related party	2,835,871	2,576,218
Total Long-term Liabilities	2,835,871	2,576,218

Total Liabilities	7,229,333	3,732,148

Members’ Equity
Membership in My Racehorse CA, LLC	174,744	11,843
Subscription in series, net of distributions (See Note 6)	19,553,534	14,902,854
Accumulated deficit	(11,482,927)	(6,787,961)
Total Members’ Equity	8,245,351	8,126,736

TOTAL LIABILITIES AND MEMBERS' EQUITY	$15,474,684	$11,858,884

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

F-1

MY RACEHORSE CA LLC

STATEMENTS OF OPERATIONS (UNAUDITED)

For the Six-Month Periods Ended June 30, 2021 and 2020

	30-Jun-21	30-Jun-20

Revenues	$982,124	$178,786
Cost of revenues:	(1,989,394)	(486,071)
Gross Profit/(Loss)	(1,007,270)	(309,392)

Operating Expenses:
Management charges	898,703	663,536
General and administrative	168,036	48,043
Sales and marketing	–	–
Depreciation	2,365,341	781,537
Total Operating Expenses	3,432,080	1,491,010

Loss from Operations	(4,439,350)	(1,800,402)

Other Income/(Expense):
Gain/ (loss) on disposition of horse	(224,800)	(38,503)
Interest expense	(30,816)	(16,048)
Total Other Expenses	(255,616)	(54,551)

Provision for Income Taxes	–	(18,906)

Net Loss	$(4,694,966)	$(1,873,859)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

F-2

MY RACEHORSE CA LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (UNAUDITED)

For the Six-Month Period Ended June 30, 2021 and for the Year Ended December 31, 2020

	Membership in My Racehorse CA LLC	Subscriptions in Series	Accumulated Deficit	Total Members’ Equity

Balance at January 1, 2020	$11,843	$3,216,968	$(1,457,712)	$1,771,099
Subscriptions received in horse series	–	11,924,496	–	11,924,496
Distributions from horse series	–	(238,610)	–	(238,610)
Net loss	–	–	(5,330,249)	(5,330,249)
Balance at December 31, 2020	11,843	14,902,854	(6,787,961)	8,126,736

Subscriptions received in horse series	–	5,410,040	–	5,410,040
Distributions from horse series	–	(759,360)	–	(759,360)
Contributions	162,901	–	–	162,901
Net loss	–	–	(4,694,966)	(4,694,966)
Balance at June 30, 2021	$174,744	$19,553,534	$(11,482,927)	$8,245,351

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

F-3

MY RACEHORSE CA LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Six-Month Periods Ended June 30, 2021 and 2020

	30-Jun-21	30-Jun-20
Cash Flows From Operating Activities
Net Loss	$(4,694,966)	$(1,873,859)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,365,341	781,537
Loss/(gain) on disposal of horse ownership	224,800	38,503
Changes in operating assets and liabilities:
Change in accounts receivables	–	3,770
Change in prepaid expense	256,980	(290,444)
Change in other assets	–	–
Change in accrued expense	–	19,988
Change in accrued interest payable	16,048	16,048
Net Cash Used In Operating Activities	(1,831,797)	(1,304,456)

Cash Flows From Investing Activities
Purchase of horse assets	(4,544,380)	(3,753,205)
Proceeds from horse disposition	93,712	43,931
Net Cash Used In Investing Activities	(4,450,668)	(3,709,274)

Cash Flows From Financing Activities
Subscriptions received in horse series	5,410,040	4,371,217
Distributions from horse series	(759,360)	(69,833)
Loan payable from related party	259,653	–
Capital contributions	162,901	–
Proceeds of long term notes	–	534,920
Net advances/(repayments) in amount due to manager	1,209,231	177,426
Net Cash Provided by Financing Activities	6,282,465	5,013,730

Net Change In Cash	–	–

Cash at Beginning of Period	–	–
Cash at End of Period	$–	$–

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$18,906

Supplemental Disclosure of Non-cash Activities:
Horses purchased by issuance of related party notes payable	$–	$–
Non-cash management fees	$–	$–

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

F-4

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

NOTE 1: NATURE OF OPERATIONS

My Racehorse CA LLC d/b/a MyRaceHorse.com (the “Company”) is an early-stage series limited liability company established by the manager, Experiential Squared, Inc. (the “Manager”), to acquire interests in thoroughbred, quarter and Standardbred horses through underlying series. The Company aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by investing in series with other like-minded fans. The Company is headquartered in Claremont, California. The Company was formed in 2016.

Since inception, the Company has relied on advances from the Manager and raising capital to fund its operations. The Company will likely incur losses prior to generating positive working capital. However, the Company continues and will continue to receive funding of losses from its Manager. During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign (see Note 10), capital contributions from the Manager, and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2021, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2021, the Company has no outstanding accounts receivable. However, all of the cash of the Company is held by the Manager on behalf of the Company.

No assurance is provided.

F-5

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2021 and December 31, 2020, the Company has $17,715,667 and $13,171,287, respectively recorded, at cost, in horse assets.

As of June 30, 2021, property and equipment consisted of the following:

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through June 30, 2021	Total
Closed-MRH Amers	$6,000	$(6,000)	$–
Closed-MRH Bullion	6,000	(6,000)	–
Closed-MRH Dancing Destroyer	17,238	(17,238)	–
Closed-MRH Kiana's Love	10,600	(10,600)	–
Closed-MRH Madarnas	10,000	(10,000)	–
Closed-MRH Major Implications	2,500	(2,500)	–
Closed-MRH Moonless Sky	12,000	(12,000)	–
Closed-MRH Night of Idiots	8,740	(8,740)	–
Closed-MRH Nileist	11,700	(11,700)	–
Closed-MRH Sauce On Side	15,000	(15,000)	–
Closed-MRH Shake It Up Baby	11,000	(11,000)	–
Closed-MRH Soul Beam	23,075	(23,075)	–
Closed-MRH Swiss Minister	7,500	(7,500)	–
Closed-MRH Takeo Squared	15,000	(15,000)	–
Closed-MRH Tavasco Road	10,000	(10,000)	–
Closed-MRH Zestful	19,000	(19,000)	–
Total Closed-New York Claiming	36,236	(36,236)	–
Total Filly Four	1,426,452	(780,593)	645,859
MRH A Mo Reay	164,000	(43,126)	120,874
MRH Above Suspicion	86,100	(23,302)	62,798
MRH American Heiress	344,250	(212,713)	131,538
MRH Annahilate	74,250	(74,250)	–
MRH Authentic	4,359,157	(1,479,656)	2,879,502
MRH Bella Chica	25,000	(20,833)	4,167

No assurance is provided.

F-6

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through June 30, 2021	Total
MRH Big Mel	581,926	(315,759)	266,168
MRH Can't Hush This	198,000	(51,883)	146,117
MRH Carpe Vinum	129,300	(91,058)	38,242
MRH Carrothers	311,412	(35,025)	276,387
MRH Chasing Time	254,883	(16,435)	238,447
MRH Collusion Illusion	550,000	(123,208)	426,792
MRH Cornice Traverse	155,650	(9,383)	146,267
MRH Daddy's Joy	48,000	(34,663)	13,337
MRH Dancing Crane	85,000	(10,541)	74,459
MRH Deep Cover	82,000	(34,504)	47,496
MRH Desire Street 19	81,600	(3,729)	77,871
MRH Dolce Notte	73,800	(19,270)	54,530
MRH Duke of Love	85,000	(3,504)	81,496
MRH Echo Warrior 19	166,861	(15,677)	151,184
MRH Escape Route	42,400	(10,220)	32,180
MRH Forbidden Kingdom	153,000	(41,367)	111,633
MRH Frosted Oats	102,500	(39,223)	63,277
MRH Future Stars Stable	335,500	(90,250)	245,250
MRH Going to Vegas	255,000	(36,371)	218,629
MRH Halofied	55,000	(3,463)	51,537
MRH Howboutdemapples	60,000	(11,617)	48,383
MRH In Due Time	95,000	(5,981)	89,019
MRH Inalattetrouble	79,950	(20,876)	59,074
MRH Infinite Empire	147,600	(39,223)	108,377
MRH Iron Works	288,701	(18,440)	270,260
MRH Kanthari	307,878	(26,540)	281,338
MRH Laforgia	229,500	(62,050)	167,450
MRH Lane Way	392,932	(185,296)	207,636
MRH Lookwhogotlucky	47,150	(12,268)	34,882
MRH Magical Ways	243,686	(15,556)	228,130
MRH Malibu Mayhem	91,000	(5,730)	85,270
MRH Man Among Men	147,600	(39,223)	108,377
MRH Micro Share	235,235	(14,875)	220,360
MRH Miss Puzzle	13,730	(11,142)	2,588
MRH Miss Sakamoto	152,204	(9,722)	142,482
MRH Mo Mischief	255,000	(109,449)	145,551
MRH Mrs Whistler	82,364	(5,111)	77,253
MRH Naismith	150,000	(48,118)	101,882
Total MRH NY Exacta	215,000	(68,584)	146,416
MRH Ocean Magic 18	15,606	(13,439)	2,168
MRH Our Miss Jones 19	60,000	(3,778)	56,222
MRH Popular Demand	161,953	(59,934)	102,019
MRH Power Up Paynter	60,000	(41,667)	18,333
MRH Provocateur	246,000	(64,689)	181,311

No assurance is provided.

F-7

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through June 30, 2021	Total
MRH Quantum Theory	45,000	(11,708)	33,292
MRH Regal Rebel	120,000	(4,946)	115,054
MRH Sacred Beauty	32,800	(8,563)	24,237
MRH Salute to America	80,000	(3,297)	76,703
MRH Search Engine	326,881	(20,365)	306,517
MRH Sixtythreecaliber	125,000	(32,986)	92,014
MRH Solar Strike	244,340	(119,893)	124,447
MRH Star Six Nine	147,008	(13,548)	133,460
MRH Storm Shooter	180,000	(63,667)	116,333
MRH Straight No Chaser	110,000	(4,534)	105,466
MRH Tap the Gavel	238,016	(14,694)	223,321
MRH Tepeu	110,000	(6,926)	103,074
MRH Thirteen Stripes	100,000	(35,093)	64,907
MRH Tizamagician	121,545	(87,783)	33,763
MRH Two Trail Sioux 17K	24,750	(24,750)	–
MRH Vertical Threat	64,650	(46,157)	18,493
MRH Vow	140,000	(8,944)	131,056
MRH Walk the Talk	84,000	(7,978)	76,022
MRH War Safe	90,000	(1,290)	88,710
MRH Without Delay	90,000	(1,833)	88,167
MRH Yes This Time	100,000	(17,025)	82,975
P-MRH Amandrea	115,500	(70,583)	44,917
P-MRH Ancient Royalty	76,500	(76,500)	–
P-MRH Cairo Kiss	27,800	(27,800)	–
P-MRH Kichiro	15,500	(15,500)	–
P-MRH Lazy Daisy	123,188	(123,188)	–
P-MRH Noble Goddess	18,000	(18,000)	–
P-MRH Sigesmund	10,000	(10,000)	–
P-MRH Squared Straight	22,500	(22,500)	–
P-MRH Street Band	45,000	(45,000)	–
P-MRH Utalknboutpractice	11,970	(11,970)	–
P-MRH Wayne O	450,000	(450,000)	–
TOTAL	$17,715,667	$(6,141,924)	$11,573,743

Depreciation totaled $2,365,341 and $781,537 for the six-month periods ended June 30, 2021 and 2020, respectively.

No assurance is provided.

F-8

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon earning income from its horses.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, photography, stables and training, transportation and veterinary, depreciation, and gains/losses on horse disposals.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

No assurance is provided.

F-9

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with IRC, to treat each of the individual series as separate subchapter C corporations for tax purposes. No tax provision has been recorded for any series through the balance sheet date as each is in a taxable loss position and no future tax benefits can be reasonably anticipated.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Reclassifications of Prior Year Balances

Certain balances from the June 30, 2020 statement of operations were reclassified to conform to current year presentation. There was no change in the Company’s net loss or net equity position from these reclassifications.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has sustained a net loss of $4,694,966 during the six-month period ended June 30, 2021, and is dependent upon its manager for financing its operations. The Company’s financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition, however; series revenues will not commence until the horses begin racing sometime during their two-year-old season. Additionally, as horses continue to mature the series will have increased opportunity to generate greater revenue to offset their ongoing expenses.

No assurance is provided.

F-10

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses and the $20,729,061 in gross proceeds raised in its own financing efforts to date as of June 30, 2021. These factors were determined to be the primary drivers of the Company’s ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these financial statements and funding options currently available to it, including a line of credit available to its manager and its manager’s ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on an interest-bearing revolving line of credit. The Manager is entitled to 2.38% interest on the outstanding balance as well as profit participation on the unsold shares. To date the Manager has waived any interest due from the series. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable due diligence fee), as they are received. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager:

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH Filly Four	$68,510	$–	$68,510
MRH A Mo Reay	26,120	–	26,120
MRH Above Suspicion	19,182	–	19,182
MRH American Heiress	25,327	–	25,327
MRH Authentic	(158,487)	–	(158,487)
MRH Bella Chica	(14,560)	–	(14,560)
MRH Big Mel	(39,798)	–	(39,798)
MRH Can't Hush This	30,898	–	30,898
MRH Carpe Vinum	(29,031)	–	(29,031)
MRH Carrothers	86,711	310,863	(224,152)
MRH Chasing Time	170,420	269,355	(98,935)
MRH Collusion Illusion	17,495	–	17,495
MRH Cornice Traverse	117,642	70,291	47,351
MRH Daddy's Joy	(4,053)	–	(4,053)
MRH Dancing Crane	8,177	–	8,177
MRH Deep Cover	1,875	–	1,875
MRH Desire Street 19	85,019	174,267	(89,248)
MRH Dolce Notte	17,983	–	17,983
MRH Duke of Love	145,417	241,400	(95,983)
MRH Echo Warrior 19	111,882	118,271	(6,389)
MRH Escape Route	7,432	–	7,432
MRH Forbidden Kingdom	27,726	–	27,726
MRH Frosted Oats	27,712	–	27,712
MRH Future Stars Stable	62,893	–	62,893

No assurance is provided.

F-11

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH Going to Vegas	$71,059	$3,509	$67,550
MRH Got Stormy	40,069	–	40,069
MRH Halofied	22,652	30,870	(8,218)
MRH Howboutdemapples	18,238	–	18,238
MRH In Due Time	22,194	45,423	(23,229)
MRH Inalattetrouble	27,952	–	27,952
MRH Infinite Empire	24,476	–	24,476
MRH Iron Works	85,289	160,227	(74,938)
MRH Kanthari	45,001	–	45,001
MRH Laforgia	47,906	–	47,906
MRH Lane Way	(8,448)	–	(8,448)
MRH Lookwhogotlucky	15,620	–	15,620
MRH Magical Ways	125,027	265,009	(139,982)
MRH Malibu Mayhem	112,998	213,265	(100,267)
MRH Man Among Men	24,476	–	24,476
MRH Micro Share	75,733	160,458	(84,725)
MRH Miss Puzzle	(8,868)	–	(8,868)
MRH Miss Sakamoto	112,445	194,478	(82,033)
MRH Mo Mischief	(5,255)	–	(5,255)
MRH Monomoy Girl	51,546	–	51,546
MRH Mrs Whistler	138,566	95,256	43,309
MRH Naismith	46,003	–	46,003
MRH NY Exacta	84,437	–	84,437
MRH Ocean Magic 18	(6,171)		(6,171)
MRH Our Miss Jones 19	91,283	161,160	(69,877)
MRH Popular Demand	1,346	–	1,346
MRH Power Up Paynter	(16,753)	–	(16,753)
MRH Provocateur	41,696	–	41,696
MRH Quantum Theory	18,738	–	18,738
MRH Regal Rebel	150,447	280,500	(130,053)
MRH Sacred Beauty	14,305	–	14,305
MRH Salute to America	143,347	232,050	(88,703)
MRH Search Engine	114,834	225,070	(110,236)
MRH Sixtythreecaliber	22,978	–	22,978
MRH Social Dilemma	44,852	–	44,852
MRH Solar Strike	19,277	–	19,277
MRH Star Six Nine	148,773	377	148,396

No assurance is provided.

F-12

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH Storm Shooter	$17,318	$–	$17,318
MRH Straight No Chaser	164,226	282,200	(117,974)
MRH Tap the Gavel	158,722	126,200	32,522
MRH Tepeu	29,162	7,346	21,816
MRH Thirteen Stripes	38,040	–	38,040
MRH Tizamagician	2,614	–	2,614
MRH Two Trail Sioux 17K	(2,341)	–	(2,341)
MRH Vertical Threat	(20,884)	–	(20,884)
MRH Vow	152,954	304,300	(151,346)
MRH Walk the Talk	12,232	–	12,232
MRH War Safe	155,420	248,200	(92,780)
MRH Without Delay	27,709	121,000	(93,291)
MRH Yes This Time	1,612	–	1,612
P-MRH Amandrea	(24,447)	–	(24,447)
TOTAL	$3,482,901	$4,341,343	$(858,443)

NOTE 5: LOANS PAYABLE – RELATED PARTY

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate and is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

In 2020, with the purchase of the MRH Authentic horse asset the Company agreed to pay purchase bonuses (kickers) upon the achievement of certain milestones.  Kickers of $2,443,750 were earned in 2020 and were recognized as a loan payable obligation to the co-owner Spendthrift Farm LLC, a related party, and capitalized as additional horse asset purchase costs.  The loan is to be repaid out of the underlying horse income, net of expenses incurred by the co-owner resulting from the horse’s breeding career.  The loan bears interest at 1.65%.  The net horse income applied against this loan in 2020 was $586,859 and interest expense of $8,243 was recorded against this loan in 2020.  As of June 30, 2021, the outstanding balance of the loan was $1,879,903.

The Company’s manager was entitled to certain unpaid management fees related to the MRH Authentic horse, which totaled $75,000 in 2020 and remained outstanding to the Manager in such amount as of June 30, 2021.

In conjunction with the purchase of the Filly Four series, a portion of the horse purchase price amounting to $534,920 was deferred to be paid out to the co-owner Spendthrift Farm LLC, a related party, from future income from the residual value resulting from the sale of the horse(s).  $534,920 remains due and payable on this loan as of June 30, 2021.

The Company’s manager and another related party, Spendthrift Farm LLC paid certain training costs on behalf of the Company during 2020 and 2021.  As of June 30, 2021, $330,442 remained outstanding on these agreements. The note will be repaid at the close of the series from the residual value upon the sale of the horse.

No assurance is provided.

F-13

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

NOTE 6: MEMBERS’ EQUITY

Series Subscriptions

The Company has received membership subscriptions for the following LLC series as of June 30, 2021.

Series-Series Name	Units Offered	Units Tendered	Subscription Amount
Series-Action Bundle	10,000	10,000	310,000
Series- Amandrea	550	550	162,250
Series- Ambleside Park 19	410	410	84,050
Series- Amers	75	75	10,500
Series- Apple Down Under 19	600	600	103,800
Series- Ari the Adventurer 19	5,100	5,100	433,500
Series- Athenian Beauty 19	1,800	1,800	84,600
Series- Authentic	12,500	12,500	2,575,000
Series- Awe Hush 19	1,800	1,800	295,200
Series- Bella Chica	100	100	38,000
Series- Big Mel	6,000	6,000	726,000
Series- Black Escort 19	20	13	65,000
Series- Bullion	25	25	11,750
Series- Cairo Kiss	80	80	44,400
Series- Carrothers	5,100	1,479	149,379
Series- Cayala 19	4,100	4,100	373,100
Series- Classofsixtythree 19	1,000	1,000	193,000
Series- Co Cola 19	5,100	2,602	275,812
Series- Collusion Illusion	25,000	25,000	750,000
Series- Consecrate 19	410	410	64,370
Series- Courtisane 19	10,000	6,970	341,530
Series- Daddy's Joy	600	600	108,000
Series- Dancing Crane	20	20	122,000
Series- Deep Cover	800	800	176,000
Series- DeMystique 17	250	250	35,000
Series- Desire Street 19	1,020	0	0
Series- Echo Warrior 19	6,000	3,601	208,858
Series- Escape Route	10	10	62,952
Series- Exonerated 19	820	820	138,580
Series- Frosted Oats	4,100	4,100	172,200
Series- Future Stars Stable	10,000	10,000	500,000
Series- Going toVegas	5,100	5,052	434,472
Series- Got Stormy	5,100	5,100	229,500
Series- Grand Traverse 19	750	565	252,555
Series- Into Summer 19	650	0	0
Series- Just Louise 19	1,020	1,020	233,580
Series- Keertana 18	5,100	5,100	510,000
Series- Kiana's Love	200	200	24,000
Series- Kichiro	200	200	26,000
Series- Lane Way	6,000	6,000	540,000
Series- Latte Da 19	4,100	4,100	143,500

No assurance is provided.

F-14

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Series- Lazy Daisy	1,250	1,250	143,750
Series- Lost Empire 19	10,200	10,200	357,000
Series- Madarnas	50	50	17,500
Series- Major Implications	20	20	4,600
Series- Man Among Men 19	820	820	223,860
Series- Margaret Reay 19	820	820	246,820
Series- Margarita Friday 19	2,000	0	0
Series- Martita Sangrita 17	600	600	192,000
Series- Mayan Milagra 19	20	19	161,500
Series- Midnight Sweetie 19	820	820	121,360
Series- Miss Puzzle	125	125	31,250
Series- Miss Sakamoto	6,000	1,763	95,202
Series- Mo Mischief	5,100	5,100	382,500
Series- Monomoy Girl	10,200	10,200	469,200
Series- Moonless Sky	200	200	22,000
Series- Motion Emotion	1,020	1,020	85,680
Series- Mrs Whistler	2,000	1,182	161,934
Series- Naismith	2,000	2,000	304,000
Series- New York Claiming Package	510	510	71,400
Series- Night of Idiots	80	80	20,000
Series- Nileist	45	45	23,850
Series- Noble Goddess	300	300	33,000
Series- NY Exacta	2,000	2,000	456,000
Series- Our Miss Jones 19	1,200	0	0
Series- Palace Foal	510	0	0
Series- Popular Demand	1,020	1,020	248,880
Series- Power Up Paynter	600	600	114,000
Series- Queen Amira 19	2,000	0	0
Series-Race Hunter 19	10,000	3,906	203,112
Series- Salute to America	1,000	0	0
Series- Sauce On Side	125	125	30,000
Series- Shake It Up Baby	250	250	32,500
Series- Sigesmund	200	200	20,000
Series- Silverpocketsfull 19	5,100	2,982	265,398
Series- Social Dilemma	510	510	85,170
Series- Soul Beam	65	65	39,650
Series- Speightstown Belle 19	900	900	125,100
Series- Squared Straight	150	150	40,500
Series- Storm Shooter	2,000	2,000	324,000
Series- Street Band	50	50	61,500
Series- Sunny 18	6,000	6,000	390,000
Series- Sweet Sweet Annie 19	20	13	97,500
Series- Swiss Minister	50	50	14,000
Series- Takeo Squared	100	100	27,000
Series- Tapitry 19	820	820	223,860
Series- Tavasco Road	80	80	18,400
Series- Tell All 19	12	12	126,000

No assurance is provided.

F-15

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

Series- Tell the Duchess 19	2,000	0	0
Series- The Filly Four	8,000	8,000	1,440,000
Series- Thirteen Stripes	1,000	1,000	229,000
Series- Tizamagician	600	600	192,000
Series- Two Trail Sioux 17	450	450	135,000
Series- Two Trail Sioux 17K	1	1	29,720
Series- Utalknboutpractice	100	100	30,000
Series- Vertical Threat	600	600	126,000
Series- Vow	2,000	0	0
Series- War Safe	2,000
Series- Wayne O	6,000	6,000	570,000
Series-Whosbeeninmybed 19	5,100	2,549	188,626
Series-Without Delay	20	0	0
Series- Yes This Time	10	10	129,520
Series- You Make Luvin Fun 19	6,000	1,843	138,225
Series-Wonder Upon a Star 19	10,000	9,988	369,556
Series- Zestful	100	100	32,000
Total	264,533	218,350	$20,729,061
	Less: Distributions to Date		$(1,175,527)
	Net Subscriptions		$19,553,534

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to only. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the horse asset held in that series after deduction of expense allocations and direct expenses attributable to the underlying horse asset, based on their percentage of the total outstanding membership interests in that series.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4 for further discussions.

The Company has various loans outstanding with related parties, as described in Note 5.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

No assurance is provided.

F-16

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2021 and December 31, 2020 and for the Six-Month Periods Ended June 30, 2021, and 2020

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Manager.

Long-Term Debt

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal.

During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

NOTE 10: SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is planning to continue to raise capital through the issuance of securities exempt from registration under Regulation A in 2021.

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

No assurance is provided.

F-17

Item 4. Exhibits

EXHIBIT INDEX

Exhibit 2.1	Articles of Organization (1)
Exhibit 2.2	Amended and Restated Series Limited Liability Company Agreement (2)
Exhibit 3.1	Series Agreement for Series Palace Foal (1)
Exhibit 3.2	Series Agreement for Series De Mystique ‘17 (3)
Exhibit 3.3	Series Agreement for Martita Sangrita 17(4)
Exhibit 3.4	Series Agreement for Daddy’s Joy(4)
Exhibit 3.5	Series Agreement for Vertical Threat (4)
Exhibit 3.6	Series Agreement for Shake it Up Baby(4)
Exhibit 3.7	Series Agreement for Tizamagician (4)
Exhibit 3.8	Series Agreement for Power Up Paynter (5)
Exhibit 3.9	Series Agreement for Two Trail Sioux 17 (5)
Exhibit 3.10	Series Agreement for Wayne O (5)
Exhibit 3.11	Series Agreement for Big Mel (6)
Exhibit 3.12	Series Agreement for Series Amandrea (7)
Exhibit 3.13	Series Agreement for Series Keertana 18 (7)
Exhibit 3.14	Series Agreement for Series Sunny 18 (7)
Exhibit 3.15	Series Agreement for Series Lazy Daisy (7)
Exhibit 3.16	Series Agreement for Series New York Claiming Package (8)
Exhibit 3.17	Series Agreement for Series The Filly Four (8)
Exhibit 3.18	Series Agreement for Series Lane Way(9)
Exhibit 3.19	Series Agreement for Series Mo Mischief (10)
Exhibit 3.20	Series Agreement for Series Deep Cover (10)
Exhibit 3.21	Series Agreement for Series Popular Demand (11)
Exhibit 3.22	Series Agreement for Series Authentic (12)
Exhibit 3.23	Series Agreement for Series Storm Shooter (12)
Exhibit 3.24	Series Agreement for Series Thirteen Stripes (13)
Exhibit 3.25	Series Agreement for Series Naismith (14)
Exhibit 3.26	Series Agreement for Series NY Exacta (14)
Exhibit 3.27	Series Agreement for Series Apple Down Under (15)
Exhibit 3.28	Series Agreement for Just Louise 19 (15)
Exhibit 3.29	Series Agreement for Lost Empire 19 (15)
Exhibit 3.30	Series Agreement for Series Man Among Men (16)
Exhibit 3.31	Series Agreement for Series Frosted Oats (16)
Exhibit 3.32	Series Agreement for Series Tapitry 19 (16)
Exhibit 3.33	Series Agreement for Series Classofsixtythree 19 (16)
Exhibit 3.34	Series Agreement for Cayala 19 (16)
Exhibit 3.35	Series Agreement for Series Margaret Reay 19 (16)
Exhibit 3.36	Series Agreement for Series Awe Hush 19 (16)
Exhibit 3.37	Series Agreement for Series Exonerated 19 (16)
Exhibit 3.38	Series Agreement for Series Speightstown Belle 19 (16)
Exhibit 3.39	Series Agreement for Consecrate 19 (16)
Exhibit 3.40	Series Agreement for Series Latte Da 19 (16)
Exhibit 3.41	Series Agreement for Series Midnight Sweetie 19 (16)
Exhibit 3.42	Series Agreement for Series Ambleside Park 19 (16)
Exhibit 3.43	Series Agreement for Series Athenian Beauty 19 (16)
Exhibit 3.44	Series Agreement for Future Stars Stable (16)
Exhibit 3.45	Series Agreement for Collusion Illusion (16)
Exhibit 3.46	Series Agreement for Monomoy Girl (17)
Exhibit 3.47	Series Agreement for Got Stormy (17)
Exhibit 3.49	Series Agreement for Social Dilemma (17)
Exhibit 3.51	Series Agreement for Carrothers (19)
Exhibit 3.55	Series Agreement for Echo Warrior 19 (19)
Exhibit 3.57	Series Agreement for Micro Share (f.k.a. Who’sbeeninmybed 19) (20)
Exhibit 3.58	Series Agreement for Malibu Mayhem (f.k.a. Into Summer 19) (20)
Exhibit 3.59	Series Agreement for Mrs Whistler (20)
Exhibit 3.60	Series Agreement for Chasing Time (f.k.a. Race Hunter 19) (20)

33

Exhibit 3.62	Series Agreement for Vow (20)
Exhibit 3.63	Series Agreement for Magical Ways (f.k.a. You Make Luvin Fun 19) (20)
Exhibit 3.64	Series Agreement for Miss Sakamoto (20)
Exhibit 3.65	Series Agreement for Tap the Gavel (f.k.a. Courtisane 19) (20)
Exhibit 3.66	Series Agreement for Cornice Traverse (f.k.a. Grand Traverse Bay 19) (20)
Exhibit 3.67	Series Agreement for Our Miss Jones 19 (21)
Exhibit 3.68	Series Agreement for Straight No Chaser (f.k.a. Margarita Friday 19)(21)
Exhibit 3.69	Series Agreement for Regal Rebel (f.k.a. Queen Amira 19) (21)
Exhibit 3.70	Series Agreement for Salute to America (21)
Exhibit 3.71	Series Agreement for Desire Street 19 (21)
Exhibit 3.72	Series Agreement for Duke of Love (22)
Exhibit 3.73	Series Agreement for War Safe (22)
Exhibit 3.74	Series Agreement for Tufnel (22)
Exhibit 3.75	Series Agreement for Classic Cut (22)
Exhibit 3.76	Series Agreement for Essential Rose 20 (22)
Exhibit 3.77	Series Agreement for Who Runs the World (22)
Exhibit 3.78	Series Agreement for Balletic (22)
Exhibit 3.79	Series Agreement for Song of Bernadette 20 (22)
Exhibit 4.1	Form of Subscription Agreement (1)
Exhibit 6.1	Management Services Agreement by and between My Racehorse CA LLC and Experiential Squared, Inc. (1)
Exhibit 6.2	Equine Co-Ownership and Acquisition Agreement for Palace Foal (1)
Exhibit 6.3	Profit Participation Convertible Promissory Note for Palace Foal (1)
Exhibit 6.4	Equine Co-Ownership and Acquisition Agreement for De Mystique ‘17 (3)
Exhibit 6.5	Profit Participation Convertible Promissory Note for De Mystique ‘17 (3)
Exhibit 6.6	Equine Co-Ownership and Acquisition Agreement for Martita Sangrita 17 (4)
Exhibit 6.7	Profit Participation Convertible Promissory Note for Martita Sangrita 17 (4)
Exhibit 6.8	Equine Co-Ownership and Acquisition Agreement for Daddy’s Joy (4)
Exhibit 6.9	Profit Participation Convertible Promissory Note for Daddy’s Joy (4)
Exhibit 6.10	Equine Co-Ownership and Acquisition Agreement for Vertical Threat (4)
Exhibit 6.11	Profit Participation Convertible Promissory Note for Vertical Threat (4)
Exhibit 6.12	Equine Co-Ownership and Acquisition Agreement for Shake it Up Baby (4)
Exhibit 6.13	Profit Participation Convertible Promissory Note for Shake it Up Baby (4)
Exhibit 6.14	Equine Co-Ownership and Acquisition Agreement for Tizamagician (4)
Exhibit 6.15	Profit Participation Convertible Promissory Note for Tizamagician (4)
Exhibit 6.16	Equine Co-Ownership and Acquisition Agreement for Power Up Paynter (5)
Exhibit 6.17	Profit Participation Convertible Promissory Note for Power Up Paynter (5)
Exhibit 6.18	Equine Co-Ownership and Acquisition Agreement for Two Trail Sioux 17 (5)
Exhibit 6.19	Profit Participation Convertible Promissory Note for Two Trail Sioux 17 (5)
Exhibit 6.20	Equine Co-Ownership and Acquisition Agreement for Wayne O (5)
Exhibit 6.21	Profit Participation Convertible Promissory Note for Wayne O (5)
Exhibit 6.22	Equine Co-Ownership and Acquisition Agreement for Big Mel (6)
Exhibit 6.23	Profit Participation Convertible Promissory Note for Big Mel (6)
Exhibit 6.24	Equine Co-Ownership and Acquisition Agreement for Amandrea (7)
Exhibit 6.25	Profit Participation Convertible Promissory Note for Amandrea (7)
Exhibit 6.26	Equine Co-Ownership and Acquisition Agreement for Keertana 18 (7)
Exhibit 6.27	Profit Participation Convertible Promissory Note for Keertana 18 (7)
Exhibit 6.28	Equine Co-Ownership and Acquisition Agreement for Sunny 18 (7)
Exhibit 6.29	Profit Participation Convertible Promissory Note for Sunny 18 (7)
Exhibit 6.30	Equine Co-Ownership and Acquisition Agreement for Lazy Daisy (7)
Exhibit 6.31	Profit Participation Convertible Promissory Note for Lazy Daisy (7)
Exhibit 6.32	Equine Co-Ownership and Acquisition Agreement for Augusta Moon (8)
Exhibit 6.33	Profit Participation Convertible Promissory Note for Augusta Moon (8)
Exhibit 6.34	Equine Co-Ownership and Acquisition Agreement for Hizaam (8)
Exhibit 6.35	Profit Participation Convertible Promissory Note for Hizaam (8)
Exhibit 6.36	Equine Co-Ownership and Acquisition Agreement for Venetian Sonata 18 (8)
Exhibit 6.37	Profit Participation Convertible Promissory Note for Venetian Sonata 18 (8)
Exhibit 6.38	Equine Co-Ownership and Acquisition Agreement for My Sweet Addiction 18 (8)

34

Exhibit 6.39	Profit Participation Convertible Promissory Note for My Sweet Addiction 18 (8)
Exhibit 6.40	Equine Co-Ownership and Acquisition Agreement for My Lady Lauren 18 (8)
Exhibit 6.41	Profit Participation Convertible Promissory Note for My Lady Lauren 18 (8)
Exhibit 6.42	Equine Co-Ownership and Acquisition Agreement for Sapucai 18 (8)
Exhibit 6.43	Profit Participation Convertible Promissory Note for Sapucai 18 (8)
Exhibit 6.44	Equine Co-Ownership and Acquisition Agreement for Lane Way(9)
Exhibit 6.45	Profit Participation Convertible Promissory Note for Lane Way(9)
Exhibit 6.46	Equine Co-Ownership and Acquisition Agreement for Mo Mischief (10)
Exhibit 6.47	Profit Participation Convertible Promissory Note for Mo Mischief(10)
Exhibit 6.48	Equine Co-Ownership and Acquisition Agreement for Deep Cover(10)
Exhibit 6.49	Profit Participation Convertible Promissory Note for Deep Cover(10)
Exhibit 6.50	Equine Co-Ownership and Acquisition Agreement for Additional 9% Interest in Big Mel (10)
Exhibit 6.51	Equine Co-Ownership and Acquisition Agreement for Additional 9% Interest in Solar Strike(10)
Exhibit 6.52	Equine Co-Ownership and Acquisition Agreement for Popular Demand (11)
Exhibit 6.53	Profit Participation Convertible Promissory Note for Popular Demand (11)
Exhibit 6.54	Equine Co-Ownership and Acquisition Agreement for Authentic (12)
Exhibit 6.55	Profit Participation Convertible Promissory Note for Authentic (12)
Exhibit 6.56	Profit Participation Convertible Promissory Note for Storm Shooter (12)
Exhibit 6.57	Profit Participation Convertible Promissory Note for Thirteen Stripes (13)
Exhibit 6.58	Profit Participation Convertible Promissory Note for Naismith (14)
Exhibit 6.59	Profit Participation Convertible Promissory Note for NY Exacta (14)
Exhibit 6.60	Broker-Dealer Agreement by and between My Racehorse CA LLC and Dalmore Group, LLC (13)
Exhibit 6.61	Equine Co-Ownership and Acquisition Agreement for Apple Down Under 19 (15)
Exhibit 6.62	Profit Participation Convertible Promissory Note for Apple Down Under 19 (15)
Exhibit 6.63	Equine Co-Ownership and Acquisition Agreement for Just Louise 19 (15)
Exhibit 6.64	Profit Participation Convertible Promissory Note for Just Louise 19 (15)
Exhibit 6.65	Equine Co-Ownership and Acquisition Agreement for Lost Empire 19 (15)
Exhibit 6.66	Profit Participation Convertible Promissory Note for Lost Empire 19 (15)
Exhibit 6.67	Profit Participation Convertible Promissory Note for Man Among Men (16)
Exhibit 6.68	Equine Co-Ownership and Acquisition Agreement for Man Among Men (16)
Exhibit 6.69	Profit Participation Convertible Promissory Note for Frosted Oats (16)
Exhibit 6.70	Equine Co-Ownership and Acquisition Agreement for Frosted Oats (16)
Exhibit 6.71	Profit Participation Convertible Promissory Note for Tapitry 19 (16)
Exhibit 6.72	Equine Co-Ownership and Acquisition Agreement for Tapitry 19 (16)
Exhibit 6.73	Profit Participation Convertible Promissory Note for Classofsixtythree 19 (16)
Exhibit 6.74	Equine Co-Ownership and Acquisition Agreement for Classofsixtythree 19 (16)
Exhibit 6.75	Profit Participation Convertible Promissory Note for Cayala 19 (16)
Exhibit 6.76	Equine Co-Ownership and Acquisition Agreement for Cayala 19 (16)
Exhibit 6.77	Profit Participation Convertible Promissory Note for Margaret Reay 19 (16)
Exhibit 6.78	Equine Co-Ownership and Acquisition Agreement for Margaret Reay 19 (16)
Exhibit 6.79	Profit Participation Convertible Promissory Note for Awe Hush 19 (16)
Exhibit 6.80	Profit Participation Convertible Promissory Note for Exonerated 19 (16)
Exhibit 6.81	Equine Co-Ownership and Acquisition Agreement for Exonerated 19 (16)
Exhibit 6.82	Profit Participation Convertible Promissory Note for Speightstown Belle 19 (16)
Exhibit 6.83	Profit Participation Convertible Promissory Note for Consecrate 19 (16)
Exhibit 6.84	Equine Co-Ownership and Acquisition Agreement for Consecrate 19 (16)
Exhibit 6.85	Profit Participation Convertible Promissory Note for Latte Da 19 (16)
Exhibit 6.86	Equine Co-Ownership and Acquisition Agreement for Latte Da 19 (16)
Exhibit 6.87	Profit Participation Convertible Promissory Note for Midnight Sweetie 19 (16)
Exhibit 6.88	Equine Co-Ownership and Acquisition Agreement for Midnight Sweetie 19 (16)
Exhibit 6.89	Profit Participation Convertible Promissory Note for Ambleside Park 19 (16)
Exhibit 6.90	Equine Co-Ownership and Acquisition Agreement for Ambleside Park 19 (16)
Exhibit 6.91	Profit Participation Convertible Promissory Note for Athenian Beauty 19 (16)
Exhibit 6.92	Equine Co-Ownership and Acquisition Agreement for Collusion Illusion (16)
Exhibit 6.93	Profit Participation Convertible Promissory Note for Collusion Illusion (16)
Exhibit 6.94	Racing Lease Agreement for Monomoy Girl (17)
Exhibit 6.95	Profit Participation Convertible Promissory Note for Monomoy Girl (17)

35

Exhibit 6.96	Racing Lease Agreement for Got Stormy (17)
Exhibit 6.97	Profit Participation Convertible Promissory Note for Got Stormy (17)
Exhibit 6.100	Racing Lease Agreement for Social Dilemma (17)
Exhibit 6.101	Profit Participation Convertible Promissory Note for Social Dilemma (17)
Exhibit 6.106	Amendment No. 1 to Racing Lease for Monomoy Girl (18)
Exhibit 6.107	Amendment No. 1 to Racing Lease for Got Stormy (18)
Exhibit 6.109	Amendment No. 1 to Racing Lease for Social Dilemma (18)
Exhibit 6.113	Equine Co-Ownership and Acquisition Agreement for Carrothers (19)
Exhibit 6.114	Profit Participation Convertible Promissory Note for Carrothers (19)
Exhibit 6.120	Equine Co-Ownership and Acquisition Agreement for Echo Warrior 19 (19)
Exhibit 6.121	Profit Participation Convertible Promissory Note for Echo Warrior 19 (19)
Exhibit 6.124	Equine Co-Ownership and Acquisition Agreement for Micro Share (f.k.a. Who'sbeeninmybed 19) (20)
Exhibit 6.125	Profit Participation Convertible Promissory Note for Micro Share (f.k.a. Who'sbeeninmybed 19) (20)
Exhibit 6.126	Equine Co-Ownership and Acquisition Agreement for Malibu Mayhem (f.k.a. Into Summer 19) (20)
Exhibit 6.127	Profit Participation Convertible Promissory Note for Malibu Mayhem (f.k.a. Into Summer 19) (20)
Exhibit 6.128	Profit Participation Convertible Promissory Note for Mrs Whistler (20)
Exhibit 6.129	Profit Participation Convertible Promissory Note for Chasing Time (f.k.a. Race Hunter 19) (20)
Exhibit 6.132	Profit Participation Convertible Promissory Note for Vow (20)
Exhibit 6.133	Equine Co-Ownership and Acquisition Agreement for Magical Ways (f.k.a You Make Luvin Fun 19) (20)
Exhibit 6.134	Profit Participation Convertible Promissory Note for Magical Ways (f.k.a. You Make Luvin Fun 19) (20)
Exhibit 6.135	Equine Co-Ownership and Acquisition Agreement for Miss Sakamoto (20)
Exhibit 6.136	Profit Participation Convertible Promissory Note for Miss Sakamoto (20)
Exhibit 6.137	Profit Participation Convertible Promissory Note for Tap the Gavel (f.k.a. Courtisane 19) (20)
Exhibit 6.138	Equine Co-Ownership and Acquisition Agreement for Cornice Traverse (f.k.a. Grand Traverse Bay 19)(20)
Exhibit 6.139	Profit Participation Convertible Promissory Note for Cornice Traverse (f.k.a. Grand Traverse Bay 19) (20)
Exhibit 6.140	Equine Co-Ownership and Acquisition Agreement for Our Miss Jones 19 (21)
Exhibit 6.141	Profit Participation Convertible Promissory Note for Our Miss Jones 19 (21)
Exhibit 6.142	Profit Participation Convertible Promissory Note for Straight No Chaser (f.k.a. Margarita Friday 19) (21)
Exhibit 6.143	Profit Participation Convertible Promissory Note for Regal Rebel (f.k.a. Queen Amira 19) (21)
Exhibit 6.144	Profit Participation Convertible Promissory Note for Salute to America(21)
Exhibit 6.145	Equine Co-Ownership and Acquisition Agreement for Desire Street 19 (21)
Exhibit 6.146	Profit Participation Convertible Promissory Note for Desire Street 19 (21)
Exhibit 6.147	Profit Participation Convertible Promissory Note for Duke of Love (22)
Exhibit 6.148	Profit Participation Convertible Promissory Note for War Safe (22)
Exhibit 6.149	Profit Participation Convertible Promissory Note for Tufnel (22)
Exhibit 6.150	Equine Co-Ownership and Acquisition Agreement for Tufnel (22)
Exhibit 6.151	Profit Participation Convertible Promissory Note for Classic Cut (22)
Exhibit 6.152	Profit Participation Convertible Promissory Note for Essential Rose 20 (22)
Exhibit 6.153	Profit Participation Convertible Promissory Note for Who Runs the World (22)
Exhibit 6.154	Equine Co-Ownership and Acquisition Agreement for Who Runs the World (22)
Exhibit 6.155	Profit Participation Convertible Promissory Note for Balletic (22)
Exhibit 6.156	Profit Participation Convertible Promissory Note for Song of Bernadette 20 (22)
Exhibit 6.157	Equine Co-Ownership and Acquisition Agreement for Song of Bernadette 20 (22)

 __________________

(1)	Filed with the Company’s Form 1-A dated September 10, 2018 and incorporated by reference herein.
(2)	Filed with the Company’s Amendment No. 1 to Form 1-A dated November 20, 2018 and incorporated by reference herein.
(3)	Filed with the Company’s Post-Qualification Amendment No. 1 to Form 1-A dated April 18, 2019 and incorporated by reference herein.
(4)	Filed with the Company’s Post-Qualification Amendment No. 3 to Form 1-A dated June 25, 2019 and incorporated by reference herein.
(5)	Filed with the Company’s Post-Qualification Amendment No. 4 to Form 1-A dated July 19, 2019 and incorporated by reference herein.
(6)	Filed with the Company’s Post Qualification Amendment No. 5 to Form 1-A dated August 28, 2019 and incorporated by reference herein.
(7)	Filed with the Company’s Post Qualification Amendment No. 6 to Form 1-A dated October 3, 2019 and incorporated by reference herein.
(8)	Filed with the Company’s Post Qualification Amendment No. 7 to Form 1-A dated December 6, 2019 and incorporated by reference herein.
(9)	Filed with the Company’s Post Qualification Amendment No. 8 to Form 1-A dated February 7, 2020 and incorporated by reference herein.
(10)	Filed with the Company’s Post Qualification Amendment No. 9 to Form 1-A dated April 7, 2020 and incorporated by reference herein.
(11)	Filed with the Company’s Post Qualification Amendment No. 11 to Form 1-A dated May 29, 2020 and incorporated by reference herein.
(12)	Filed with the Company’s Post Qualification Amendment No. 12 to Form 1-A dated June 12, 2020 and incorporated by reference herein.
(13)	Filed with the Company’s Post Qualification Amendment No. 13 to Form 1-A dated July 15, 2020 and incorporated by reference herein.
(14)	Filed with the Company’s Post Qualification Amendment No. 14 to Form 1-A dated July 31, 2020 and incorporated by reference herein.
(15)	Filed with the Company’s Post Qualification Amendment No. 16 to Form 1-A dated September 22, 2020 and incorporated by reference herein.
(16)	Filed with the Company’s Post Qualification Amendment No. 19 to Form 1-A dated November 3, 2020 and incorporated by reference herein.
(17)	Filed with the Company’s Post Qualification Amendment No. 20 to Form 1-A dated December 18, 2020 and incorporated by reference herein.
(18)	Filed with the Company’s Post Qualification Amendment No. 22 to Form 1-A dated March 2, 2021 and incorporated by reference herein.
(19)	Filed with the Company’s Post Qualification Amendment No. 24 to Form 1-A dated April 20, 2021 and incorporated by reference herein.
(20)	Filed with the Company’s Post Qualification Amendment No. 24 to Form 1-A dated April 30, 2021 and incorporated by reference herein.
(21)	Filed with the Company’s Post Qualification Amendment No. 27 to Form 1-A dated June 14, 2021 and incorporated by reference herein
(22)	Filed with the Company’s Post Qualification Amendment No. 28 to Form 1-A dated September 3, 2021 and incorporated by reference herein.

36

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2021	MY RACEHORSE CA LLC

By: Experiential Squared, Inc., its Manager

By: /s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Behrens Name: Michael Behrens	Chief Executive Officer, Chief Financial Officer, and Secretary of Experiential Squared, Inc. (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)	September 28, 2021
MY RACEHORSE CA LLC By: /s/ Michael Behrens Name: Michael Behrens Title: Chief Executive Officer	Manager	September 28, 2021

37